UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 29, 2018

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes  ☐            No  ☒

The information contained in this Report is incorporated by reference into the Registration Statements on Form S-8, File No. 333-147186, 333-202141 and 333-222002, and the related prospectuses.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three month periods ended March 31, 2018 and 2017. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission (“SEC”) and the condensed consolidated financial statements and the accompanying notes included elsewhere in this report.

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position should be considered forward-looking. These forward looking statements are based on Navios Holdings’ current expectations and observations. Factors that could cause actual results to differ materially include, but are not limited to uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize and Ultra Handymax vessels in particular, fluctuations in charter rates for dry cargo carriers vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Holdings operates, the value of our publicly traded subsidiaries and risks associated with operations outside the United States. Other factors that could cause our actual results to differ from our current expectations and observations include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2017. All forward-looking statements made in this report speak only as of the date of this document. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Recent Developments

In May 2018, Navios Holdings agreed to sell to an unrelated third party the Navios Achilles, a 2001 built, 52,063 dwt vessel, for a total net price of $8.1 million to be paid in cash, with delivery expected in June 2018. The impairment loss due to the sale is expected to be approximately $6.7 million.

On May 14, 2018, the Company received from Navios Partners a dividend of $0.7 million for the first quarter of 2018.

In April 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party one newbuilding bulk carrier of about 81,000 dwt, expected to be delivered in the fourth quarter of 2019. Navios Holdings has agreed to pay in total $5.6 million, representing a deposit for the option to acquire this vessel, of which $2.8 million was paid upon signing of the contract.

Listing Developments

On April 18, 2018, Navios Holdings received notice from the New York Stock Exchange, Inc. (the “NYSE”) that it was not in compliance with the NYSE’s continued listing standards because the average closing price of its common stock was less than $1.00 over a consecutive 30 trading-day period. Pursuant to the NYSE’s rules, Navios Holdings had a six-month cure period following receipt of the notice to bring its stock price per share and average share price above $1.00. Navios Holdings currently intends to cure this deficiency within the prescribed timeframe set out in the NYSE’s Listed Company Manual. During this time, the Company’s common stock will continue to be listed and trade on the NYSE. The NYSE’s notification does not affect the Company’s SEC reporting requirements.

Overview

General

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. Navios Holdings technically and commercially manages its owned fleet, Navios Acquisition fleet, Navios Maritime Partners L.P.’s (“Navios Partners”) fleet, Navios Maritime Midstream Partners L.P.’s (“Navios Midstream”) fleet, Navios Europe Inc.’s (“Navios Europe I”) fleet, Navios Europe (II) Inc.’s (“Navios Europe II”) fleet, and Navios Containers Inc.’s (“Navios Containers”) fleet, and commercially manages its chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of ship management, including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of March 31, 2018, Navios Holdings owned 63.8% of Navios Logistics.

Affiliates (not consolidated under Navios Holdings)

Navios Partners (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters. On February 21, 2018, Navios Partners closed an offering of 18,422,000 common units which includes the sale of $5.0 million of common units to Navios Holdings, at $1.90 per common unit. In addition, Navios Holdings paid $0.7 million to retain its 2.0% general partner interest. Following the closing of that offering and as of March 31, 2018, Navios Holdings owned a 20.2% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition (NYSE: NNA), an affiliate (former subsidiary) of the Company, is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. As of March 31, 2018, Navios Acquisition has repurchased 5,166,544 shares of common stock for a total cost of approximately $4.2 million. Following these repurchases and as of March 31, 2018, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 44.4% and its economic interest was 47.7%.

Navios Midstream (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. Currently, Navios Holdings owns no direct equity interest in Navios Midstream.

Navios Europe I is engaged in the marine transportation industry through the ownership of five tanker and five container vessels. Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively, and 47.5%, 47.5% and 5% economic interests, respectively, in Navios Europe I.

Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulk and seven container vessels. Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively, and 47.5%, 47.5% and 5% economic interests, respectively, in Navios Europe II.

Navios Containers is a growth vehicle dedicated to the container sector of the maritime industry. On June 8, 2017, Navios Containers completed a private placement and Navios Holdings invested $5.0 million. Navios Containers registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. On August 29, 2017, and on November 9, 2017, Navios Containers closed additional private placements. On March 13, 2018, Navios Containers closed an additional private placement in which Navios Holdings invested $0.5 million. As of March 31, 2018, Navios Holdings owned 3.1% of Navios Containers’ common stock and warrants representing 1.7% of the equity of Navios Containers.

Fleet

The following is the current Navios Holdings’ “core fleet” employment profile (excluding Navios Logistics). The current “core fleet” consists of 72 vessels totaling 7.3 million deadweight tons and has an average age of 7.7 years, basis fully delivered fleet. The employment profile of the fleet as of May 14, 2018, is reflected in the tables below. Navios Holdings has chartered-out 79.6% of available days for the remaining nine months of 2018, out of which 38.0% is on fixed rate and 41.6% is on index or has profit sharing arrangements. Although these fees, as presented below, are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance.

Owned Fleet. Navios Holdings owns a fleet comprised of 11 Ultra Handymax vessels, 14 Capesize vessels, 12 Panamax vessels and one Handysize vessel.

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Serenity	Handysize	2011	34,690	7,030	No	07/2018
Navios Achilles(i)	Ultra Handymax	2001	52,063	7,933	No	06/2018
Navios Vector	Ultra Handymax	2002	50,296	10,450	No	01/2019
Navios Meridian	Ultra Handymax	2002	50,316	10,450	No	09/2018
Navios Mercator	Ultra Handymax	2002	53,553	9,928	No	12/2018
Navios Arc	Ultra Handymax	2003	53,514	10,925	No	05/2018
Navios Hios	Ultra Handymax	2003	55,180	10,355	No	01/2019
Navios Kypros	Ultra Handymax	2003	55,222	10,858 —	No 100% of average 52 Baltic Supramax Index Routes	05/2018 01/2019
Navios Astra	Ultra Handymax	2006	53,468	9,738	No	10/2018
Navios Ulysses	Ultra Handymax	2007	55,728	10,890 —	No 100% of average Baltic Supramax 58 Index Routes	05/2018 10/2018
Navios Celestial	Ultra Handymax	2009	58,063	10,795 —	No 97.5% of average 58 Baltic Supramax Index Routes	05/2018 01/2019
Navios Vega	Ultra Handymax	2009	58,792	10,862 —	No 97.5% of average 58 Baltic Supramax Index Routes	05/2018 12/2018
Navios Magellan	Panamax	2000	74,333	11,163	No	07/2018
Navios Star	Panamax	2002	76,662	8,486 —	No 100% of average Baltic Panamax Index 4TC Routes less $2,488/day	05/2018 12/2018
Navios Northern Star	Panamax	2005	75,395	13,775	No	07/2018
Navios Amitie	Panamax	2005	75,395	8,486 —	No 100% of average Baltic Panamax Index 4TC Routes less $2,488/day	05/2018 12/2018
Navios Taurus	Panamax	2005	76,596	11,020	No	06/2018
Navios Asteriks	Panamax	2005	76,801	11,128 —	No 100% of average Baltic Panamax Index 4TC Routes less $2,488/day	06/2018 11/2018
N Amalthia	Panamax	2006	75,318	8,486 —	No 100% of average Baltic Panamax Index 4TC Routes less $2,488/day	05/2018 12/2018

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Galileo	Panamax	2006	76,596	8,486 —	No 100% of average Baltic Panamax Index 4TC Routes less $2,488/day	05/2018 12/2018
N Bonanza	Panamax	2006	76,596	8,486 —	No 100% of average Baltic Panamax Index 4TC Routes less $2,488/day	05/2018 11/2018
Navios Avior	Panamax	2012	81,355	10,925	No	06/2018
Navios Centaurus	Panamax	2012	81,472	7,993 —	No 110% of average Panamax Index 4TC Routes less adjustment to be based on index formula	05/2018 12/2018
Navios Sphera	Panamax	2016	84,872	10,351 —	No 123% of average Panamax Index 4TC Routes less adjustment to be based on index formula	05/2018 01/2019
Navios Equator Prosper	Capesize	2000	171,191	10,402 —	No 117.5% Weighted Average Baltic Capesize 5TC Index Routes	05/2018 03/2019
Navios Stellar	Capesize	2009	169,001	10,175 —	No 102% Weighted Average Baltic Capesize 5TC Index Routes	05/2018 01/2020
Navios Bonavis	Capesize	2009	180,022	24,960	No	06/2018
Navios Happiness	Capesize	2009	180,022	10,175 —	No 106% Weighted Average Baltic Capesize 5TC Index Routes	05/2018 03/2019
Navios Phoenix	Capesize	2009	180,242	13,215 —	No 107.5% Weighted Average Baltic Capesize 5TC Index Routes	05/2018 12/2018
Navios Lumen	Capesize	2009	180,661	18,858	No	01/2019
Navios Antares	Capesize	2010	169,059	11,483 —	No 102% Weighted Average Baltic Capesize 5TC Index Routes	05/2018 01/2020
Navios Etoile	Capesize	2010	179,234	17,575	No	01/2019
Navios Bonheur	Capesize	2010	179,259	8,479 —	No 98.25% Weighted Average Baltic Capesize C5 Index Routes	05/2018 09/2018
Navios Altamira	Capesize	2011	179,165	14,576 —	No 101% Weighted Average Baltic Capesize 5TC Index Routes	05/2018 01/2019
Navios Azimuth	Capesize	2011	179,169	22,100	No	05/2018
Navios Ray	Capesize	2012	179,515	17,366 —	No 105% Weighted Average Baltic Capesize 5TC Index Routes	05/2018 07/2018
Navios Gem	Capesize	2014	181,336	20,045	No	12/2018
Navios Mars	Capesize	2016	181,259	16,957 —	No 117.5% Weighted Average Baltic Capesize 5TC Index Routes	05/2018 02/2019

(i)	Agreed to be sold.

Long-Term Fleet. In addition to the 38 owned vessels, Navios Holdings controls a fleet of seven Capesize, 20 Panamax, six Ultra Handymax, and one Handysize vessels under long-term charter-in contracts, which have an average age of approximately 4.3 years. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for the remaining nine months of 2018 is $12,878. We estimate the days of the long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for the remaining nine months of 2018 are 6,663 days.

Long-term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option (3)		Charter-out Rate (1)		Expiration Date (2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	7,500		06/2018
Navios Primavera	Ultra Handymax	2007	53,464	Yes		9,975		08/2018
Mercury Ocean	Ultra Handymax	2008	53,452	No		9,500		11/2018
Kouju Lily	Ultra Handymax	2011	58,872	No		8,740		07/2018
Navios Oriana	Ultra Handymax	2012	61,442	Yes		11,976 —	(5)	05/2018 06/2018
Navios Mercury	Ultra Handymax	2013	61,393	Yes		12,376 —	(6)	05/2018 12/2018
Navios Venus	Ultra Handymax	2015	61,339	Yes		12,169 —	(6)	05/2018 01/2019
Osmarine	Panamax	2006	76,000	No		9,975		08/2018
Navios Aldebaran	Panamax	2008	76,500	Yes		13,775		02/2019
KM Imabari	Panamax	2009	76,619	No		12,350		11/2018
Navios Marco Polo	Panamax	2011	80,647	Yes		9,131 —	(7)	05/2018 08/2018
Navios Southern Star	Panamax	2013	82,224	Yes		14,641 —	(8)	05/2018 04/2019
Sea Victory	Panamax	2014	77,095	Yes		10,015 —	(9)	05/2018 11/2018
Navios Amber	Panamax	2015	80,994	Yes		9,928 —	(10)	05/2018 01/2019
Navios Sky	Panamax	2015	82,056	Yes		9,861 —	(11)	05/2018 03/2019
Navios Coral	Panamax	2016	84,904	Yes		13,185 —	(12)	05/2018 11/2018
Navios Citrine	Panamax	2017	81,626	Yes		9,500		09/2018
Navios Dolphin	Panamax	2017	81,630	Yes		10,450		09/2018
Elsa S	Panamax	2015	80,954	No		11,358 —	(13)	06/2018 01/2021
Mont Blanc Hawk	Panamax	2017	81,638	No		11,358 —	(13)	06/2018 04/2021

Vessels	Type	Built	DWT	Purchase Option (3)	Charter-out Rate (1)		Expiration Date (2)
Pacific Explorer	Capesize	2007	177,000	No	9,968 —	(14)	05/2018 12/2018
King Ore	Capesize	2010	176,800	Yes			—
Navios Koyo	Capesize	2011	181,415	Yes	11,858 —	(15)	05/2018 02/2019
Navios Obeliks	Capesize	2012	181,415	Yes			—
Dream Canary	Capesize	2015	180,528	Yes	13,300		03/2019
Dream Coral	Capesize	2015	181,249	Yes	14,013		03/2019
Navios Felix	Capesize	2016	181,221	Yes	12,031 —	(16)	05/2018 01/2019

Long term Chartered-in Fleet to be delivered

Vessels	Type	Delivery Date	DWT	Purchase Option (3)
TBN(17)	Panamax	May 2018	82,000	No
Navios Gemini	Panamax	Q4 2018	81,500	No	(18)
Navios Horizon I	Panamax	Q1 2019	81,500	No	(18)

Long-term Bareboat Chartered-in Fleet to be delivered

Vessels	Type	Delivery Date	DWT	Purchase Option (3)	Expiration Date
TBN	Panamax	Q4 2019	82,000	Yes	Q4 2029
TBN	Panamax	Q4 2019	82,000	Yes	Q4 2029
TBN	Panamax	Q4 2019	81,000	Yes	Q4 2029
TBN	Panamax	Q1 2020	82,000	Yes	Q4 2030

(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	110% of average Baltic Supramax 52 Index Routes.
(6)	110% of average Baltic Supramax 58 10TC Index Routes.
(7)	113% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(8)	113.75% of average Baltic Panamax Index 4TC Routes.
(9)	114% of average Baltic Panamax Index 4TC Routes less $2,488/day.
(10)	120% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(11)	115% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(12)	118% of average Baltic Panamax Index 4TC Routes.
(13)	115% of average Baltic Panamax Index 4TC Routes.
(14)	103% of average Baltic Capesize Index 5TC Routes.
(15)	112% of average Baltic Capesize Index 5TC Routes.
(16)	120% of weighted average Baltic Capesize Index 5TC Routes.
(17)	Chartered-out rate at $11,358/day up to 06/2018, then 115% of average Baltic Panamax 4TC Index Routes up to 05/2021.
(18)	Navios has the right of first refusal and profit sharing on sale of vessel.

Many of Navios Holdings’ current long-term chartered-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire. Navios Holdings also enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.

Short-Term Fleet. Navios Holdings’ short-term fleet is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for durations of less than 12 months. The number of short-term vessels varies from time to time. These vessels are not included in the “core fleet” of the Company.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy may lead Navios Holdings to time charter-out many of the vessels that it is operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for long-term periods to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows, which it believes will cushion it against unfavorable market conditions, when the Company deems necessary. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs.

Generally, this chartering policy may have the effect of generating Time Charter Equivalents (“TCE”) that are higher than spot employment. The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $13,013 per day for the three month period ended March 31, 2018. The average long-term charter-in hire rate per vessel was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the year; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the year. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future if the price is favorable relative to the then-current market. Navios Holdings holds 20 purchase options.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, Navios Holdings believes that the operating cost advantage of its owned vessels and long-term chartered-in fleet will continue to help mitigate the impact of any declines in freight rates. A reduced freight rate environment also has an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing can also be negatively impacted.

Navios Logistics owns and operates vessels, barges and pushboats located mainly in Argentina, the largest independent bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Argentine and Paraguayan markets. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics could be adversely affected.

Factors Affecting Navios Holdings’ Results of Operations

Navios Holdings believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which its vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC for a discussion of certain risks inherent in its business.

Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios Holdings believes that important measures for analyzing trends in its results of operations include the following:

•	Market Exposure: Navios Holdings manages the size and composition of its fleet by seeking a mix between chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 7.3 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days are the total number of days a vessel is controlled by a company, less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days are the number of available days in a period, less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels are defined as the available days of the fleet divided by the number of the calendar days in the period.

Voyage and Time Charter

Revenues are driven primarily by the number and type of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business and obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, labor strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE rate also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is 10.7 years. As Navios Holdings’ fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for each type of charter, management does not identify expenses, profitability or other financial information on a charter-by-charter or type of charter basis. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments: the Dry bulk Vessel Operations and the Logistics Business. The Dry bulk Vessel Operations segment consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business segment consists of port terminal business, barge business and cabotage business in the Hidrovia region of South America. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

For further segment information, please see Note 11 to the Condensed Consolidated Financial Statements included elsewhere in this report.

Period over Period Comparisons

For the Three Month Period Ended March 31, 2018 Compared to the Three Month Period Ended March 31, 2017

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2018 and 2017, respectively. This information was derived from the unaudited condensed consolidated statement of comprehensive (loss)/income of Navios Holdings for the respective periods.

(in thousands of U.S. dollars)	Three Month Period Ended March 31, 2018 (unaudited)	Three Month Period Ended March 31, 2017 (unaudited)
Revenue	$116,882	$95,346
Administrative fee revenue from affiliates	7,005	5,298
Time charter, voyage and logistics business expenses	(50,966)	(50,726)
Direct vessel expenses	(24,793)	(30,044)
General and administrative expenses incurred on behalf of affiliates	(7,005)	(5,298)
General and administrative expenses	(6,927)	(6,384)
Depreciation and amortization	(26,066)	(25,623)
Interest expense and finance cost, net	(31,810)	(27,422)
Impairment losses	(6,715)	(9,098)
Other expense, net	(4,819)	(1,355)

Loss before equity in net (loss)/earnings of affiliated companies	$(35,214)	$(55,306)
Equity in net (loss)/earnings of affiliated companies	(6,464)	5,082

Loss before taxes	$(41,678)	$(50,224)
Income tax benefit	442	417

Net Loss	$(41,236)	$(49,807)
Less: Net loss attributable to the noncontrolling interest	379	1,088

Net loss attributable to Navios Holdings common stockholders	$(40,857)	$(48,719)

Set forth below are selected historical and statistical data for the dry bulk vessel operations segment for each of the three month periods ended March 31, 2018 and 2017 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three Month Period Ended March 31,
	2018	2017
	(unaudited)	(unaudited)
FLEET DATA
Available days	5,554	5,803
Operating days	5,517	5,791
Fleet utilization	99.3%	99.8%
Equivalent vessels	62	64
AVERAGE DAILY RESULTS
Time Charter Equivalents	$10,983	$7,857

During the three month period ended March 31, 2018, there were 249 less available days as compared to the same period during 2017 due to (i) a net decrease in available days of owned vessels by 292 days following the sale of Navios Herakles, Navios Horizon, Navios Ionian and the acquisition of Navios Equator Prosper; and (ii) a decrease in short-term charter-in fleet available days by 57 days. The overall decrease was partially mitigated by an increase in long-term charter-in fleet available days.

The average TCE rate for the three months ended March 31, 2018 was $10,983 per day, which was 39.8% on $3,126 per day higher than the rate achieved in the same period during 2017. This was due primarily to the improved freight market.

Revenue: Revenue from dry bulk vessel operations for the three month period ended March 31, 2018 was $64.7 million as compared to $51.5 million for the same period during 2017. The increase of $13.2 million, or 25.6%, in dry bulk revenue was mainly attributable to an increase in the TCE rate per day by 39.8% to $10,983.

Revenue from the logistics business was $52.2 million for the three months ended March 31, 2018, as compared to $43.8 million for the same period in 2017. The increase was mainly attributable to (i) a $8.8 million increase in revenue from the port terminal business mainly due to the commencement of operations at the new iron ore terminal, (ii) a $1.3 million increase in revenue from the cabotage business mainly due to an increase in operating days and (iii) a $0.4 million increase in sales of products mainly due to an increase in the Paraguayan liquid port’s price of products sold. The overall increase was partially mitigated by a $2.1 million decrease in revenue from the barge business mainly related to liquid cargo transportation.

Administrative Service fee from Affiliates: Administrative fee revenue from affiliates increased by $1.7 million, or 32.1%, to $7.0 million for the three month period ended March 31, 2018, as compared to $5.3 million for the same period in 2017. See the general and administrative expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses increased by $0.3 million, or 0.6%, to $51.0 million for the three month period ended March 31, 2018, as compared to $50.7 million for the three month period ended March 31, 2017.

Time charter and voyage expenses from dry bulk operations decreased by $1.5 million, or 4.1%, to $35.2 million for the three month period ended March 31, 2018, as compared to $36.7 million for the three month period ended March 31, 2017. This was primarily due to a decrease in provision for loss voyages and other voyage expenses by $3.0 million, partially mitigated by (i) an increase in charter-in expenses by $0.8 million; and (ii) an increase in port expenses by $0.7 million.

Of the total expenses for the three month periods ended March 31, 2018 and 2017, $15.8 million and $14.0 million, respectively, were related to Navios Logistics. The increase of $1.8 million in time charter, voyage and logistics business expenses related to Navios Logistics was mainly due to (i) an increase in time charter and voyage expenses of the port terminal business mainly attributable to the commencement of operations at the new iron ore terminal; (ii) an increase in time charter and voyage expenses of the barge business; and (iii) an increase in cost of products sold mainly attributable to the increase in the Paraguayan liquid port’s price of products purchased. This increase was partially mitigated by a decrease in time charter and voyage expenses of the cabotage business.

Direct Vessel Expenses: Direct vessel expenses decreased by $5.2 million, or 17.3%, to $24.8 million for the three month period ended March 31, 2018, as compared to $30.0 million for the three month period ended March 31, 2017. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations decreased by $3.0 million, or 24.0%, to $9.5 million for the three month period ended March 31, 2018, as compared to $12.5 million for the three month periods ended March 31, 2017. This decrease was mainly attributable to (i) the sale of Navios Herakles, Navios Horizon and Navios Ionian; (ii) a decrease in crew costs; (ii) a decrease in insurance costs; and (iii) a decrease in sundry general expenses.

Of the total amounts for the three month periods ended March 31, 2018 and 2017, $15.3 million and $17.5 million, respectively, were related to Navios Logistics. The decrease of $2.2 million in direct vessel expenses related to Navios Logistics was mainly attributable to (i) a $1.4 million decrease in cabotage business mainly attributable to reduced crew costs and repair and maintenance expenses; and (ii) a $0.8 million decrease in barge business mainly attributable to decreased crew costs.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates increased by $1.7 million, or 32.1%, to $7.0 million for the three month period ended March 31, 2018, as compared to $5.3 million for the same period in 2017. See the general and administrative expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are comprised of the following:

(in thousands of U.S. dollars)	Three Month Period Ended March 31, 2018 (unaudited)	Three Month Period Ended March 31, 2017 (unaudited)
Administrative fee revenue from affiliates	$(7,005)	$(5,298)
General and administrative expenses incurred on behalf of affiliates	7,005	5,298
General and administrative expenses	6,927	6,384

(in thousands of U.S. dollars)	Three Month Period Ended March 31, 2018 (unaudited)	Three Month Period Ended March 31, 2017 (unaudited)
Dry bulk Vessel Operations	$3,003	$2,863
Logistics Business	3,924	3,521

General and administrative expenses	$6,927	$6,384

The increase in general and administrative expenses by $0.5 million, or 8.5%, to $6.9 million for three month period ended March 31, 2018, as compared to $6.4 million for the three month period ended March 31, 2017, was mainly attributable to (i) a $0.4 million increase in general and administrative expenses of logistics business; and (ii) a $0.1 million increase in other administrative expenses.

Depreciation and Amortization: For the three month period ended March 31, 2018, depreciation and amortization increased by $0.5 million to $26.1 million as compared to $25.6 million for the three month period ended March 31, 2017.

Depreciation expenses related to dry bulk vessel operations decreased by $0.5 million, or 2.7%, to $18.2 million for the three month period ended March 31, 2018, as compared to $18.7 million for the three month period ended March 31, 2017. This decrease was primarily due to the sale of Navios Herakles, Navios Horizon and Navios Ionian and the acquisition of Navios Equator Prosper. Amortization expenses related to dry bulk operations decreased by $0.1 million, or 12.5%, to $0.7 million for the three month period ended March 31, 2018, as compared to $0.8 million for the three month period ended March 31, 2017.

Of the total amount of depreciation and amortization for the three month period ended March 31, 2018 and 2017, $7.2 million and $6.1 million, respectively, related to Navios Logistics. The increase of $1.1 million in depreciation and amortization of the logistics business was mainly due to a $1.4 million increase in the port terminal business mainly due to the commencement of operations at the new iron ore terminal. The overall increase was partially mitigated by (i) a $0.2 million decrease in the barge business; and (ii) a $0.1 million decrease in the cabotage business.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net increased by $4.4 million, or 16.0%, to $31.8 million for the three month period ended March 31, 2018, as compared to $27.4 million in the same period in 2017.

This increase was mainly due to (i) a $0.8 million increase in interest income of the dry bulk vessel operations, mainly due to higher interest income from loans provided to Navios Europe I and Navios Europe II and the amortization of the premium from the transfer in March 2017 of Navios Holdings’ participation in the Navios Revolving Loans I (as defined herein) to Navios Partners; (ii) a $1.7 million increase in interest expense and finance cost, of the dry bulk vessel operations, mainly attributable to increase in interest expense and finance costs related to 2022 Senior Secured Notes entered into in November 2017 and the full repayment of Navios Acquisition Loan and 2019 Notes (as defined herein); and (iii) a $3.5 million increase in interest expenses and finance cost, net of logistics business mainly due to the Term Loan B Facility issued in the fourth quarter of 2017 and reduced capitalized interest following the completion of the construction of the iron ore terminal.

Impairment loss on sale of vessel: During the period ended March 31, 2018, the Company recognized (i) an impairment loss of $6.7 million relating to the sale of Navios Herakles. During the three month period ended March 31, 2017, the Company recognized an impairment loss of $9.1 million relating to the sale of Navios Ionian.

Other Expense, Net: Other expense, net increased by $3.4 million, to $4.8 million net expense for the three month period ended March 31, 2018, as compared to $1.4 million net expense for the same period in 2017. This increase was due to (i) a $1.5 million increase in other expense, net of dry bulk vessel operations; and (ii) a $1.9 million increase in other expense, net of the logistics business.

The increase in other expense, net of dry bulk vessels operations was mainly due to (i) a $0.8 million increase in loss from foreign exchange differences; (ii) a $0.3 million increase in taxes other than income taxes; and (iii) a $1.0 million increase in miscellaneous other expenses, net. This increase was partially mitigated by a $0.6 million decrease in miscellaneous voyage expenses.

The increase in other expense, net of the logistics business was mainly due to (i) a $1.0 million decrease in gain of sale of assets mainly attributable to the sale of two self-propelled barges in the first quarter of 2017; (ii) a $0.2 million decrease in other expense, net in the cabotage business; and (iii) a $0.1 million decrease in other expense, net in the port terminal business. The overall decrease was partially offset by a $1.2 million increase in other expense, net in the barge business.

Equity in Net (loss)/ Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $11.6 million, or 227.2%, to $6.5 million loss for the three month period ended March 31, 2018, as compared to $5.1 million earnings for the same period in 2017, mainly due to a (i) $11.5 million decrease in equity method income; and (ii) a $0.1 million decrease in amortization of deferred gain from the sale of vessels to Navios Partners (as more fully described below). The $11.5 million decrease in equity method income was mainly due to a $14.8 million decrease in equity method income from Navios Acquisition, partially mitigated by (i) a $2.9 million increase in equity method income from Navios Partners; (ii) a $0.3 million increase in equity method income from Navios Europe I and Navios Europe II; and (iii) a $0.1 million increase in equity method income from Navios Containers.

Income Tax Benefit: Income tax benefit remained stable at $0.4 million for the three month period ended March 31, 2018, as compared to the same period in 2017.

Net Loss Attributable to the Noncontrolling Interest: Net loss attributable to the noncontrolling interest decreased by $0.7 million to $0.4 million net loss for the three month period ended March 31, 2018, as compared to $1.1 million net income for the same period in 2017. This decrease was attributable to the decrease in net loss of the logistics business for the three month period ended March 31, 2018, as compared to the same period in 2017.

Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, issuance of debt and borrowings under bank credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments and/or prepayments of debt and payments of dividends. Navios Holdings may from time to time, subject to restrictions under its debt and equity instruments, including limitations on dividends and repurchases under its preferred stock, depending upon market conditions and financing needs, use funds to refinance or repurchase its debt and/or equity in privately negotiated or open market transactions, by tender offer or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Holdings deems appropriate and subject to Navios Holdings cash requirements for other purposes, compliance with the covenants under Navios Holdings’ debt agreements and equity instruments, and other factors management deems relevant. Generally, Navios Holding’s sources of funds may be from cash from operations, long-term borrowings and other debt or equity financings, proceeds from asset sales and proceeds from sale of its stake in its investments. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms, to meet our liquidity needs as our ability to secure adequate financing and obtain additional funds is partially dependent on market and industry factors. See “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Holdings for the three month periods ended March 31, 2018 and 2017.

	Three Month Period Ended March 31, 2018	Three Month Period Ended March 31, 2017
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$17,806	$25,685
Net cash used in investing activities	(17,500)	(22,977)
Net cash used in financing activities	(12,643)	(5,895)

Decrease in cash and cash equivalents and restricted cash	(12,337)	(3,187)
Cash and cash equivalents and restricted cash, beginning of period	134,190	141,377

Cash and cash equivalents and restricted cash, end of period	$121,853	$138,190

Cash provided by operating activities for the three month period ended March 31, 2018 as compared to cash provided by in operating activities for the three month period ended March 31, 2017:

Net cash provided by operating activities decreased by $7.9 million to $17.8 million of cash provided by operating activities for the three month period ended March 31, 2018, as compared to $25.7 million of cash provided by operating activities for the three month period ended March 31, 2017. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $46.1 million gain for the three month period ended March 31, 2018, which consisted mainly of the following adjustments: $26.1 million of depreciation and amortization, a $6.9 million movement in earnings in affiliates, net of dividends received, a $6.7 million impairment loss on sale of vessel, $3.6 million of amortization of deferred drydock expenses, $1.6 million of amortization of deferred finance fees, $1.2 million relating to share-based compensation, and a $0.4 million provision for losses on accounts receivable. These adjustments were partially offset by a $0.4 million movement in income taxes.

The net cash inflow resulting from the change in operating assets and liabilities of $12.9 million for the three month period ended March 31, 2018 resulted from a $16.6 million increase in net payables to affiliates, mainly consisted of management fees, administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements, a $11.8 million increase in accounts payable and a $1.4 million decrease in accounts receivable. These were partially offset by a $7.3 million decrease in accrued expenses, a $5.1 million payment for drydock and special survey costs, a $2.6 million increase in prepaid expenses and other assets, a $1.1 million decrease in deferred income and a $0.8 million decrease in other long term liabilities.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $38.6 million gain for the three month period ended March 31, 2017, which consisted mainly of the following adjustments: $25.6 million of depreciation and amortization, a $9.1 million impairment loss on sale of vessel, $3.5 million of amortization of deferred drydock expenses, $1.3 million of amortization of deferred finance fees, $1.0 million relating to share-based compensation and a $0.3 million provision for losses on accounts receivable. These adjustments were partially offset by a $1.0 million gain on sale of assets, a $0.8 million movement in earnings in affiliates, net of dividends received and $0.4 million movement in income taxes.

The net cash inflow resulting from the change in operating assets and liabilities of $36.9 million for the three month period ended March 31, 2017 resulted from a $34.5 million increase in net payables to affiliates, mainly consisted of management fees, administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements, a $11.5 million decrease in accounts receivable including the $21.5 million received in March 2017 following the favorable ruling of the arbitration proceedings of Navios Logistics in New York (see also “Off-Balance Sheet Arrangements”), a $3.9 million increase in deferred income and a $3.0 million increase in other long term liabilities. These were partially offset by a $6.4 million decrease in accrued expenses, a $6.0 million payment for drydock and special survey costs, a $2.9 million decrease in accounts payable, a $0.5 million increase in inventories and a $0.2 million increase in prepaid expenses and other assets.

Cash used in investing activities for the three month period ended March 31, 2018 as compared to the three month period ended March 31, 2017:

Cash used in investing activities was $17.5 million for the three month period ended March 31, 2018 as compared to $23.0 million for the same period in 2017.

Cash used in investing activities for the three months ended March 31, 2018 was the result of (i) $10.2 million in payments for the purchase of a vessel; (ii) $5.8 million payment as a deposit for option to acquire vessels under bareboat contracts; (iii) $5.8 million in payments for the acquisition of common units and general partner units in Navios Partners; (iv) $1.3 million in payments for the purchase of other fixed assets; (v) $1.3 million in payments for the construction of Navios Logistics’ three new pushboats; (vi) $1.3 million in payments for the construction of a river and estuary tanker; (vii) $0.5 million payment for the investment in common shares in Navios Containers; (viii) $0.5 million in payments for the purchase of covers for dry barges; (ix) $0.2 million in payments for the expansion of the Navios Logistics’ dry port terminal (x) $7.7 million of proceeds from sale of Navios Herakles; (xi) $1.5 million dividends received from Navios Acquisition; and (xii) $0.1 million in collections of Navios Logistics’ note receivable.

Cash used in investing activities for the three months ended March 31, 2017 was the result of (i) $9.0 million in payments for the expansion of the Navios Logistics’ dry port terminal; (ii) $4.0 million in payments for the construction of the Navios Logistics’ three new pushboats; (iii) $1.3 million in payments for the construction of a river and estuary tanker of Navios Logistics; (iv) $2.6 million in payments for the acquisition of general partner units in Navios Partners; (v) a $4.0 million loan to Navios Europe I; (vi) a $0.3 million loan to Navios Europe II; and (vii) $1.8 million of payments in other fixed assets mainly relating to amounts paid by Navios Logistics.

Cash used in financing activities for the three month period ended March 31, 2018 as compared to cash used in financing activities for the three month period ended March 31, 2017:

Cash used in financing activities was $12.6 million for the three month period ended March 31, 2018, as compared to $5.9 million cash used in financing activities for the same period in 2017.

Cash used in financing activities for the three months ended March 31, 2018 was the result of (i) $10.1 million of payments performed in connection with the Company’s outstanding indebtedness; (ii) $1.5 million in payments for the repayment of long-term debt and (iii) $1.0 million in payments for the repayment of Navios Logistics’ notes payable.

Cash used in financing activities for the three months ended March 31, 2017 was the result of (i) $9.7 million of payments performed in connection with the Company’s outstanding indebtedness; and (ii) $0.9 million relating to payments for capital lease obligations. This was partially offset by (i) $4.0 million proceeds from the transfer of the Company’s participation in Navios Revolving Loans I, as defined herein, and Navios Term Loans I, as defined herein, both relating to Navios Europe I; and (ii) $0.7 million of proceeds from Navios Logistics’ Notes Payable (as defined below).

Adjusted EBITDA: EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA before stock-based compensation. We use Adjusted EBITDA as a liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/(losses) on bond and debt extinguishment, (v) provision/recovery for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, (ix) gain/ (loss) on sale of assets/ subsidiaries, (x) unrealized (loss)/gain on derivatives, and (xi) loss on sale and reclassification to earnings of available for-sale securities and impairment charges. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA Reconciliation to Cash from Operations

	Three Months Ended
	March 31, 2018	March 31, 2017
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$17,806	$25,685
Net increase/(decrease) in operating assets	3,622	(28,136)
Net increase in operating liabilities	(21,635)	(14,690)
Net interest cost	31,810	27,422
Deferred finance charges	(1,642)	(1,389)
Provision for losses on accounts receivable	(433)	(254)
(Loss)/ equity in affiliates, net of dividends received	(6,937)	821
Payments for drydock and special survey costs	5,100	5,955
Net loss attributable to the noncontrolling interest	379	1,088
Gain on assets	28	1,030
Impairment losses	(6,715)	(9,098)

Adjusted EBITDA	$21,383	$8,434

Adjusted EBITDA for the three months ended March 31, 2018 was $21.4 million as compared to $8.4 million for the same period of 2017. The $13.0 million increase in Adjusted EBITDA was primarily due to (i) a $21.6 million increase in revenue; (ii) a $5.4 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iii) a $2.4 million decrease in impairment losses. This overall increase of $29.4 million was partially mitigated by (i) a $11.6 million decrease in equity in net earnings from affiliated companies; (ii) a $3.4 million increase in other expense, net; (iii) a $0.7 million increase in net loss attributable to noncontrolling interest; (iv) a $0.4 million increase in general and administrative expenses (excluding share-based compensation expenses); and (iv) a $0.3 million increase in time charter, voyage and logistics business expenses.

Long-Term Debt Obligations and Credit Arrangements

Secured Credit Facilities

As of March 31, 2018, the Company had secured credit facilities with various banks with a total outstanding balance of $209.9 million. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 2.55% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from March 2020 to November 2022. See also the maturity table included below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes (as defined below) and the 2022 Notes (as defined below). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 115% to 135%, (ii) minimum liquidity up to a maximum of $30.0 million, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been amended for a specific period of time up to a maximum of three quarters (from the current balance sheet date) to include net total debt divided by total assets, as defined in each senior secured credit facility, to a maximum of 90%.

As of March 31, 2018, the Company was in compliance with all of the covenants under each of its credit facilities.

2022 Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305.0 million of 11.25% Senior Notes due 2022 (the “2022 Senior Secured Notes”), at a price of 97%.

The 2022 Senior Secured Notes are secured by a first priority lien on the capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios Maritime Partners L.P., Navios GP L.L.C., Navios Maritime Acquisition Corporation, Navios South American Logistics Inc. and Navios Maritime Containers Inc. The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios South American Logistics Inc. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes. The net proceeds of the offering were used to complete a cash tender offer for its outstanding 8.125% Senior Notes due 2019 described below (the “2019 Notes”) and to redeem notes not purchased in the tender offer, including the payment of related fees and expenses and any redemption premium. The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time on or after November 21, 2017 at a fixed price of 108.438%, which price declines ratably until it reaches par in 2019.

The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Co-Issuers were in compliance with the covenants as of March 31, 2018.

2019 Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. completed the sale of $350.0 million of 2019 Notes. During July, August and October 2016, the Company repurchased $58.9 million of its 2019 Notes for a cash consideration of $30.7 million resulting in a gain on bond extinguishment of $27.7 million, net of deferred fees written-off. On November 21, 2017, Co-Issuers completed the sale of the 2022 Senior Secured Notes. The net proceeds of the offering of the 2022 Senior Secured Notes have been used to repay, in full, the outstanding amount of the 2019 Notes.

2022 Notes

On November 29, 2013, Navios Holdings completed the sale of $650.0 million of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”).

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In June 2017, Navios Ionian and Navios Horizon were released from the 2022 Notes and replaced by the Navios Galileo. In March 2018, Navios Herakles was released from the 2022 Notes and replaced by the Navios Equator Prosper. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guaranteed the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in January 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of March 31, 2018.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) issued $375.0 million in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The 2022 Logistics Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegaçăo Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”), and Terra Norte Group S.A. (“Terra Norte”), which do not guarantee the 2022 Logistics Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Logistics Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Logistics Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of March 31, 2018, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The 2022 Logistics Co-Issuers were in compliance with the covenants as of March 31, 2018.

Navios Logistics

As of March 31, 2018, Navios Logistics had long-term loans and notes payable with a total outstanding balance of $165.4 million. The purpose of the facilities was to finance the construction of its dry port terminal, the acquisition of vessels, or for general corporate purposes. The facilities are mainly denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 3.15% to 3.25% per annum. The facilities are repayable in installments and have maturities ranging from September 2021 to November 2024. See also “Contractual Obligations”.

Navios Acquisition Loan

On November 3, 2017, the Company prepaid in full the outstanding amount of $55.1 million under its secured loan facility of up to $70.0 million with Navios Acquisition entered into in September 2016. The prepayment amount consisted of the $50.0 million drawn under the facility and $5.1 million of accrued interest. See also “Related party transactions”.

During the three month period ended March 31, 2018, the Company, in relation to its secured credit facilities, paid $12.5 million related to scheduled repayment installments.

The annualized weighted average interest rates of the Company’s total borrowings were 7.81% and 6.79% for the three month periods ended March 31, 2018 and 2017, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of March 31, 2018, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Payment due by period	Amounts in millions of U.S. dollars
March 31, 2019	$33.1
March 31, 2020	48.0
March 31, 2021	56.2
March 31, 2022	831.6
March 31, 2023	729.8
March 31, 2024 and thereafter	6.6

Total	$1,705.3

Contractual Obligations:

		March 31, 2018
		Payment due by period (Amounts in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt (1)	$1,705.3	$33.1	$104.2	$1,561.4	$6.6
Operating Lease Obligations (Time Charters) for vessels (2)	464.5	119.0	177.3	100.4	67.8
Operating Lease Obligations (Time Charters) for vessels to be delivered	140.1	8.8	42.2	33.0	56.1
Operating Lease Obligations Pushboats and Barges	0.4	0.2	0.2	—	—
Deposit for option to acquire vessels (3)	8.3	5.5	2.8	—	—
Navios Logistics contractual payments (4)	8.1	8.1	—	—	—
Rent Obligations (5)	4.0	2.0	1.7	0.3	—
Total	$2,330.7	$176.7	$328.4	$1,695.1	$130.5

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.55% to 3.60% per annum. The amount does not include interest costs for the 2022 Senior Secured Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the Term Loan B Facility and the Navios Logistics Notes Payable. The expected interest payments are: $129.2 million (less than 1 year), $251.4 million (1-3 years), $136.4 million (3-5 years) and $0.2 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, currently applicable effective interest rates and margins as of March 31, 2018, timing of scheduled payments and the term of the debt obligations.
(2)	Approximately 42% of the time charter payments included above is estimated to relate to operational costs for these vessels.
(3)	As of March 31, 2018, the Company agreed to charter in, under ten year bareboat contracts, three newbuilding bulk carriers of about 82,000 dwt per vessel, expected to be delivered through the first quarter of 2020. The table above incorporates the deposits the Company agreed to pay regarding the option to acquire these vessels.
(4)	Represents Navios Logistics’ future remaining contractual payments for the acquisition of an estuary and river tanker. Navios Logistics has secured a credit from the shipbuilder to finance up to 50% of the purchase price, with a maximum amount of $7.6 million (€6.2 million).
(5)	Navios Corporation leases approximately 16,703 square feet of space in New York pursuant to a lease that expires in 2019. Navios Shipmanagement Inc. and Navios Corporation lease approximately 3,882 square meters of space in Piraeus, Greece, pursuant to one lease agreement that continues to be effective until either party terminates the agreement and other lease agreements that expire in 2019. Navios Shipmanagement Inc., Navios Maritime Holdings Inc, Navios Tankers Management Inc. and Navios Maritime Containers Inc. leases office space in Monaco pursuant to a lease that expires in June 2018. Kleimar N.V. leases approximately 632 square meters for its offices, pursuant to a lease that expires in 2019. Navios Tankers Management Inc. leases also 254 square meters for its offices in Piraeus, Greece, pursuant to a lease that expires in 2019. The table above incorporates the lease obligations of the offices of Navios Holdings, indicated in this footnote, and of Navios Logistics. See also Item 4.B. “Business Overview — Facilities” in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC.

Refer to “Related Party Transactions” for Navios Partners Guarantee (as defined herein), not reflected in the table above.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of the Navios Revolving Loans II increased by $14.0 million. As of March 31, 2018, the amount undrawn from the Revolving Loans II was $15.0 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $15.0 million.

Refer to “Recent Developments” for one ten-year bareboat contract acquired in April 2018, not reflected in the table above.

Working Capital Position

On March 31, 2018, Navios Holdings’ current assets totaled $246.9 million, while current liabilities totaled $241.5 million, resulting in a positive working capital position of $5.4 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during the next 12 months from May 29, 2018 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive working capital position through May 29, 2019.

Capital Expenditures

During the first quarter of 2018, three new pushboats were delivered to Navios Logistics. As of March 31, 2018, Navios Logistics had paid $32.0 million for the construction of the three new pushboats.

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of $15.3 million (€12.4 million). As of March 31, 2018, Navios Logistics had paid $7.5 million related to the construction of the tanker vessel. The vessel is expected to be delivered in the second quarter of 2018.

During the second quarter of 2017, Navios Logistics substantially completed the expansion of its dry port in Uruguay. As of March 31, 2018, Navios Logistics had paid $158.5 million related to the iron ore terminal expansion.

On September 4, 2017, Navios Logistics signed an agreement for the construction of covers for dry barges for a total consideration of $1.1 million. As of March 31, 2018, Navios Logistics had paid the whole amount.

Dividend Policy

In November 2015, due to the prolonged weakness in the dry bulk industry, Navios Holdings announced that the Board of Directors decided to suspend the quarterly dividend to its common stockholders in order to conserve cash and improve its liquidity. In February 2016, in furtherance of its efforts to reduce its cash requirements, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H, until market conditions improve. The Board of Directors and Navios Holdings’ management believe such a decision is in the best long-term interests of the Company and its stakeholders. The Board of Directors will reassess the Company’s distribution policy as the environment changes. The reinstatement, declaration and payment of any further dividend remains subject to the discretion of the Board of Directors and will depend on, among other things, market conditions, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its equity instruments, credit agreements, indentures and other debt obligations and such other factors as the Board of Directors may deem advisable.

Concentration of Credit Risk

Accounts receivable

Concentration of credit risk with respect to accounts receivable is limited due to the fact that Navios Holdings’ customers are internationally dispersed and have a variety of end markets in which they sell, therefore, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the three month periods ended March 31, 2018 and 2017, only one customer accounted for more than 10% of the Company’s revenue.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs;

•	the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

See below, under “Off-Balance Sheet Arrangements”, for a discussion about the dispute between the Navios Logistics and Vale International S.A. (“Vale”), relating to the service contract for the iron ore port facility in Nueva Palmira, Uruguay.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits in excess of government-provided insurance limits. Navios Holdings also reduces exposure to credit risk by dealing with a diversified group of major financial institutions.

Effects of Inflation

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes.

Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations schedule above. As of March 31, 2018, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which are included as a component of restricted cash.

In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. Navios Partners has submitted one claim under this agreement to the Company. As at March 31, 2018 and December 31, 2017, the fair value of the claim was estimated at $20.0 million and $20.0 million and included in “Other long-term liabilities and deferred income” in the consolidated balance sheet. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2015, the Company initially recognized this claim as “Other expense” in the consolidated statement of comprehensive (loss)/income.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

On October 7, 2016, a putative class action complaint was filed against the Company and six of its directors in the United States District Court for the Southern District of New York by a purported holder of Series G American Depositary Shares and Series H American Depositary Shares. The complaint asserts claims for breach of fiduciary duty and contract. The complaint sought, among other things, unspecified monetary damages, a declaration regarding certain of the Company’s alleged obligations under the applicable certificates of designation, the restoration of certain alleged rights to non-tendering holders if the exchange offer that commenced on September 19, 2016 was consummated, and an award of plaintiff’s costs. On November 28, 2016, plaintiff’s counsel informed the Court that the litigation was moot in light of the failure of the consent solicitation (which did not attain the necessary support from the holders of Series G American Depositary Shares and Series H American Depositary Shares). On January 10, 2017, plaintiff’s counsel submitted a motion for attorneys’ fees to which the Company submitted an opposition brief on February 3, 2017, which requested that the Court deny the request for attorneys’ fees in its entirety. Plaintiff’s counsel’s motion for attorney’s fees was fully briefed on February 17, 2017. On September 26, 2017, the Court issued a decision denying plaintiff’s application for an award of attorneys’ fees and requiring that any party wishing to restore the case to the Court’s active docket do so by October 10, 2017. No party requested that the case be restored to the active docket by the October 10, 2017 deadline. No appeal of the Court’s denial of plaintiff’s application for an award of attorneys’ fees has been taken to date and the time to file an appeal has expired.

Navios Logistics had a dispute with Vale regarding the termination date of a COA contract, which was under arbitration proceedings in New York. On February 10, 2017, the arbitration tribunal ruled in favor of Navios Logistics. Vale was ordered to pay Navios Logistics $21.5 million, including all unpaid invoices, compensation for late payment of invoices, and reimbursement of legal fees incurred. The full amount was received in March 2017.

On March 30, 2016, Navios Logistics received written notice from Vale stating that Vale did not intend to perform the service contract entered into between Corporacion Navios S.A. and Vale on September 27, 2013, relating to the iron ore port facility in Nueva Palmira, Uruguay. Navios Logistics initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

Navios Logistics issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2019.

Related Party Transactions

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in aggregate €0.9 million (approximately $1.2 million) and the lease agreements continue to be effective until either party terminates the agreement or until they expire in 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. Commissions charged from Acropolis for each of the three month periods ended March 31, 2018 and 2017 were $0. Included in the trade accounts payable at both March 31, 2018 and December 31, 2017 was an amount due to Acropolis of less than $0.1 million.

Vessels charter hire: From 2012, Navios Holdings has entered into charter-in contracts for certain of Navios Partners’ vessels, all of which have been redelivered by April 2016.

In 2015, the Company entered into various charters with Navios Partners for the Navios Gemini, Navios Hyperion, Navios Soleil, Navios Harmony, Navios Orbiter, Navios Fantastiks, Navios Alegria, Navios Pollux and Navios Sun. The terms of these charters were approximately nine to twelve months, at a net daily rate of $7,600, $12,000, $12,000, $12,000, $12,000, $12,500, $12,000, $11,400 and $12,000, respectively plus 50/50 profit sharing based on actual earnings at the end of the period.

In November 2016 the Company entered into a charter with Navios Partners for the Navios Fulvia, a 2010-built Capesize vessel. The term of this charter was approximately three months from November 2016, at a net daily rate of $11,500.

Total charter hire expense for all vessels for the three month periods ended March 31, 2018 and 2017 was $0 million and $0.6 million, respectively, and was included in the consolidated statement of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at : (i) $4,000 daily rate per Ultra-Handymax vessel; (ii) $4,100 daily rate per Panamax vessel; (iii) $5,100 daily rate per Capesize vessel; (iv) $6,500 daily rate per container vessel of TEU 6,800; (v) $7,200 daily rate per container vessel of more than TEU 8,000; and (vi) $8,500 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4,100 daily rate per Ultra-Handymax vessel; (ii) $4,200 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4,225 daily rate per Ultra-Handymax vessel; (ii) $4,325 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2019. Drydocking expenses will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended March 31, 2018 and 2017 amounted to $16.7 million and $14.3 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses would be determined in a manner consistent with how the initial fixed fees were determined. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and reduced the daily rate to $9,500 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,350 per MR2 product tanker and chemical tanker vessel; (ii) $7,150 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2018. In May 2018, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,500 per MR2 product tanker and chemical tanker vessel; (ii) $7,150 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2020. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. Total management fees for the three month periods ended March 31, 2018 and 2017 amounted to $23.4 million and $23.4 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended March 31, 2018 and 2017 amounted to $5.2 million and $5.2 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9,500 per owned VLCC vessel, effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the three month periods ended March 31, 2018 and 2017 amounted to $5.1 million and $5.1 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month period ended March 31, 2018 and 2017 amounted to $5.3 million and $5.7 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 7, 2017, as amended in November 2017 and further amended in April 2018, Navios Holdings, provides commercial and technical management services to Navios Containers’ vessels. The term of this agreement is for an initial period of five years with an automatic extension for period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by Navios Holdings is a daily fee of $6,100 per day for up to 5,500 TEU container vessels and $7,400 per day for above 8,000 TEU and up to 10,000 TEU container vessels. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost. Total management fees for the three month period ended March 31, 2018 amounted to $11.6 million and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. Navios Partners has submitted one claim under this agreement to the Company. As of March 31, 2018, the fair value of the claim was estimated at $20.0 million and was included in “Other long-term liabilities and deferred income” in the consolidated balance sheet. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2015, the Company initially recognized this claim as “Other expense” in the consolidated statement of comprehensive (loss)/income.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2022, pursuant to its existing terms. Total general and administrative fees for both of the three month periods ended March 31, 2018 and 2017 amounted to $2.3 million and $1.9 million, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2018 and 2017 amounted to $2.2 million and $2.3 million, respectively.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2018 and 2017 amounted to $0.3 million and $0.3 million, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2018 and 2017 amounted to $0.3 million and $0.3 million, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2018 and 2017 amounted to $0.4 million and $0.4 million, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month period ended March 31, 2018 and 2017 amounted to $0.5 million and $0.4 million, respectively.

Pursuant to the administrative services agreement dated June 7, 2017, Navios Holdings provides administrative services to Navios Containers. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. Total general and administrative fees attributable to this agreement for the three month period ended March 31, 2018, amounted to $1.3 million.

Administrative services under these agreements include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, investor relations and other services.

Balance due from/to affiliates (excluding Navios Europe I and Navios Europe II): Balance due to Navios Partners as of March 31, 2018 amounted to $8.9 million (December 31, 2017: $8.3 million), and the Long-term payable to Navios Partners amounted to $25.2 million (December 31, 2017: $14.9 million). Balance due to Navios Acquisition as of March 31, 2018 amounted to $2.6 million (December 31, 2017: $2.8 million), and the Long-term payable to Navios Acquisition amounted to $15.2 million (December 31, 2017: $15.2 million). Balance due to Navios Midstream as of March 31, 2018 amounted to $1.2 million (December 31, 2017: $1.0 million), and the Long-term payable to Navios Midstream amounted to $2.6 million (December 31, 2017: $4.6 million). Balance due to Navios Containers as of March 31, 2018 amounted to $4.3 million (December 31, 2017: $3.3 million), and the Long-term payable to Navios Containers amounted to $14.6 million (December 31, 2017: $8.0 million).

The balances mainly consisted of management fees, administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements and other amounts payable to affiliates.

Omnibus agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition, Navios Partners and Navios Midstream, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream and their controlled affiliates generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream or any of their controlled affiliates to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Midstream General Partner, granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of March 31, 2018, Navios Holdings had not exercised any part of that option.

Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of March 31, 2018 and December 31, 2017, the unamortized deferred gain for all vessels and rights sold totaled $9.5 million and $10.0 million, respectively. For the three month periods ended March 31, 2018 and 2017, Navios Holdings recognized $0.5 million and $0.5 million, respectively, of the deferred gain in “Equity/(Loss) in net earnings of affiliated companies”.

Participation in offerings of affiliates: Refer to “Overview” for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, March 23, 2017, March 31, 2017, January 11, 2018 and February 21, 2018 for the purchase up to a total of 1,717,318 general partnership interests.

The Navios Acquisition Credit Facility: On September 19, 2016, Navios Holdings entered into a secured credit facility of up to $70.0 million with Navios Acquisition. This credit facility was secured by all of the Company’s’ interest in Navios Acquisition and 78.5% of the Company’s interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. This facility was provided for an arrangement fee of $0.7 million. On November 3, 2017, Navios Holdings prepaid in full the outstanding amount under this credit facility with Navios Acquisition and all collateral was released.

Balance due from Navios Europe I: Balance due from Navios Europe I as of March 31, 2018 amounted to $9.9 million (December 31, 2017: $7.2 million) which included the net current receivable amount of $6.5 million (December 31, 2016: $4.0 million) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I and other expenses and the non-current amount receivable of $3.4 million (December 31, 2017: $3.2 million) related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 13 to the unaudited condensed consolidated financial statements included in this report).

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of March 31, 2018, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I is $11.1 million (December 31, 2017: $11.1 million), under the caption “Loan receivable from affiliate companies”. As of March 31, 2018, the amount undrawn under the Revolving Loans was $0 million.

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the Navios Revolving Loans I and the Navios Term Loans I (including the respective accrued receivable interest), with a total carrying value of $21.4 million for a total consideration of $33.5 million, comprised of $4.1 million in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29.4 million (based on Navios Partners’ trading price as of the closing of the transaction). The Company evaluated this transaction in accordance with ASC 860, classifying it as a secured borrowing arrangement. At the date of this transaction, the Company recognized a long-term liability of $33.5 million, including a premium of $12.1 million which will be amortized through “Interest expense and finance cost” over the term of the loans, until 2023, and is included within “Long-term payables to affiliate companies”. Navios Holdings may be required from Navios Partners, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then-outstanding balance of the loans. As of March 31, 2018, the long-term payable to Navios Partners amounted to $34.5 million, including the unamortized premium of $9.9 million.

Balance due from Navios Europe II: Balance due from Navios Europe II as of March 31, 2018, amounted to $0.5 million (December 31, 2017: $2.4 million), which included the net current receivable amount of $3.7 million (December 31, 2017: $1.3 million), mainly consisting of management fees and net of accrued interest income earned under the Navios Revolving Loans II and other expenses and the non-current amount receivable of $4.2 million (December 31, 2017: $3.8 million) related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 13 to the unaudited condensed consolidated financial statements included in this report).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of March 31, 2018, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $12.1 million (December 31, 2017: $12.1 million), under the caption “Loan receivable from affiliate companies.” In March 2017, the amount undrawn from the Navios Revolving Loans II increased by $14.0 million. As of March 31, 2018, the amount undrawn from the Revolving Loans II was $15.0 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $15.0 million.

Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings may use interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).

Interest Rate Risk

Debt Instruments — On March 31, 2018 and December 31, 2017, Navios Holdings had a total of $1,705.3 million and $1,717.8 million, respectively, of long-term indebtedness. All of the Company’s debt is U.S. dollar-denominated and bears interest at a floating rate, except for the 2022 Senior Secured Notes, the 2022 Notes, the 2022 Logistics Senior Notes and one Navios Logistics’ loans discussed in “Liquidity and Capital Resources” that bear interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their related interest expense. As of March 31, 2018, the outstanding amount of the Company’s floating rate loan facilities was $266.6 million. The interest rate on the 2022 Senior Secured Notes, the 2022 Notes, the 2022 Logistics Senior Notes, and one Navios Logistics’ loans is fixed and, therefore, changes in interest rates affect their fair value, which as of March 31, 2018 was $1,182.6 million, but do not affect their related interest expense. A change in the LIBOR rate of 100 basis points would change interest expense for the three months ended March 31, 2018 by $0.7 million.

For a detailed discussion of Navios Holdings’ debt instruments refer to the section “Long-Term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Risk

Foreign Currency: In general, the shipping industry is a U.S. dollar dominated industry. Revenue is set mainly in U.S. dollars, and approximately 58.7% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at March 31, 2018 would change net income by approximately $0.3 million for the three months ended March 31, 2018.

Critical Accounting Policies

Navios Holdings’ interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.

Investments in Equity Securities

Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Containers, Navios Europe I and Navios Europe II for other-than-temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of such companies, and (iii) the intent and ability of the Company to remain its investment in these companies for a period of time sufficient to allow for any anticipated recovery in fair value. As of March 31, 2018 management considers the decline in the market value of its investment in Navios Partners and Navios Acquisition to be temporary. However, there is the potential for the future impairment charges relative to these equity securities if their respective fair values do not recover and our OTTI analysis indicates such write downs are necessary which may have a material adverse impact on our results of operations in the period recognized (see also Note 13 included elsewhere in this Report).

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	March 31, 2018 (unaudited)	December 31, 2017 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	2, 6, 11	$120,065	$127,632
Restricted cash	2, 7, 6, 11	1,788	6,558
Accounts receivable, net		59,008	60,331
Due from affiliate companies	8	6,457	4,002
Inventories		30,192	30,170
Prepaid expenses and other current assets		29,393	27,383

Total current assets		246,903	256,076

Deposits for vessels, port terminals and other fixed assets	3	7,474	36,849
Vessels, port terminals and other fixed assets, net	3	1,815,291	1,809,225
Loan receivable from affiliate companies	6, 8	30,831	30,112
Investments in affiliates	6, 8, 13	180,575	183,160
Other long-term assets		44,491	37,801
Intangible assets other than goodwill	4	115,099	116,422
Goodwill	11	160,336	160,336

Total non-current assets		2,354,097	2,373,905

Total assets		$2,601,000	$2,629,981

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$92,143	$79,671
Accrued expenses and other liabilities		87,563	94,859
Deferred income and cash received in advance	8	9,879	11,030
Due to affiliate companies	8	20,863	16,749
Current portion of long-term debt, net	5, 6	31,035	33,885

Total current liabilities		241,483	236,194

Senior and ship mortgage notes, net	5, 6	1,303,108	1,301,999
Long-term debt, net of current portion	5, 6	337,346	346,604
Other long-term liabilities and deferred income	8	42,539	43,382
Long-term payable to affiliate companies	8, 6	92,091	76,872
Deferred tax liability		7,351	7,766

Total non-current liabilities		1,782,435	1,776,623

Total liabilities		2,023,918	2,012,817

Commitments and contingencies	7	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 46,302 and 46,302 issued and outstanding as of March 31, 2018 and December 31, 2017, respectively.	9	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 124,709,280 and 120,386,472 issued and outstanding as of March 31, 2018 and December 31, 2017, respectively.	9	12	12
Additional paid-in capital		683,259	682,105
Accumulated other comprehensive income		—	2
Accumulated deficit		(206,876)	(166,021)

Total Navios Holdings stockholders’ equity		476,395	516,098

Noncontrolling interest		100,687	101,066

Total stockholders’ equity		577,082	617,164

Total liabilities and stockholders’ equity		$2,601,000	$2,629,981

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Notes	Three Month Period Ended March 31, 2018	Three Month Period Ended March 31, 2017
		(unaudited)	(unaudited)
Revenue	11	$116,882	$95,346
Administrative fee revenue from affiliates	8, 11	7,005	5,298
Time charter, voyage and logistics business expenses	8	(50,966)	(50,726)
Direct vessel expenses	8	(24,793)	(30,044)
General and administrative expenses incurred on behalf of affiliates	8	(7,005)	(5,298)
General and administrative expenses	8	(6,927)	(6,384)
Depreciation and amortization	3, 4, 11	(26,066)	(25,623)
Interest expense and finance cost, net	11	(31,810)	(27,422)
Impairment loss on sale of vessel	3	(6,715)	(9,098)
Other expense, net	10, 13	(4,819)	(1,355)

Loss before equity in net (loss)/earnings of affiliated companies		(35,214)	(55,306)

Equity in net (loss)/earnings of affiliated companies	8, 11, 13	(6,464)	5,082

Loss before taxes		$(41,678)	$(50,224)

Income tax benefit		442	417

Net loss		(41,236)	(49,807)

Less: Net loss attributable to the noncontrolling interest		379	1,088

Net loss attributable to Navios Holdings common stockholders		$(40,857)	$(48,719)

Loss attributable to Navios Holdings common stockholders, basic and diluted	12	$(43,406)	$(51,363)

Basic and diluted loss per share attributable to Navios Holdings common stockholders		$(0.35)	$(0.45)

Weighted average number of shares, basic and diluted	12	122,975,604	115,168,874

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Three Month Period Ended March 31, 2018	Three Month Period Ended March 31, 2017
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net loss		$(41,236)	$(49,807)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash adjustments		46,129	38,621
(Increase)/ decrease in operating assets		(3,622)	28,136
Increase in operating liabilities		21,635	14,690
Payments for drydock and special survey costs		(5,100)	(5,955)

Net cash provided by operating activities		17,806	25,685

INVESTING ACTIVITIES:
Acquisition of investments in affiliates	13	(6,278)	(2,626)
Acquisition of vessels	3	(10,255)	—
Deposits for vessels, port terminals and other fixed assets acquisitions	3	(2,657)	(14,348)
Deposit for option to acquire vessel	7	(5,793)	—
Loans to affiliate companies	8	—	(4,259)
Proceeds from lease receivable		118	—
Proceeds from sale of asset		7,682	—
Purchase of property, equipment and other fixed assets	3	(1,777)	(1,744)
Dividends received from affiliate	13	1,460	—

Net cash used in investing activities		(17,500)	(22,977)

FINANCING ACTIVITIES:
Proceeds from transfer of rights to affiliate company	8,13	—	4,050
Fees for repurchase of preferred stock	9	—	(35)
Repayment of long-term debt and payment of principal	5	(12,463)	(9,709)
Proceeds from long-term loans, net of deferred finance fees	5	—	709
Debt issuance costs		(180)	—
Payments of obligations under capital leases		—	(910)

Net cash used in financing activities		(12,643)	(5,895)

Decrease in cash and cash equivalents and restricted cash		(12,337)	(3,187)
Cash and cash equivalents and restricted cash, beginning of period		134,190	141,377

Cash and cash equivalents and restricted cash, end of period	2	$121,853	$138,190

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$36,331	$35,950
Cash paid for income taxes		$271	$—
Non-cash investing and financing activities
Deposits for vessels, port terminals and other fixed assets	7	$—	$(2,075)
Accrued interest income on loan receivable from affiliate company		$(720)	$(613)
Accrued interest expense on loan payable to affiliate company		$—	$1,121
Accrued interest expense payable to affiliate company		$252	$94
Long-term payable to affiliate company		$—	$29,423
Transfers from deposits for vessels, port terminals and other fixed assets	3	$32,032	$—
Acquisition of vessels, port terminals and other fixed assets, net	3	$(714)	$—

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2016	49,504	$—	117,131,407	$12	$678,531	$(256)	$—	$678,287	$125,266	$803,553
Net loss	—	—	—	—	—	(48,719)	—	(48,719)	(1,088)	(49,807)
Tender Offer – Redemption of preferred stock - costs	—	—	—	—	(35)	—	—	(35)	—	(35)
Stock-based compensation expenses	—	—	—	—	1,038	—	—	1,038	—	1,038

Balance March 31, 2017 (unaudited)	49,504	$—	117,131,407	$12	$679,534	$(48,975)	$—	$630,571	$124,178	$754,749

Balance December 31, 2017	46,302	$—	120,386,472	$12	$682,105	$(166,021)	$2	$516,098	$101,066	$617,164

Net loss	—	—	—	—	—	(40,857)	—	(40,857)	(379)	(41,236)
Cumulative-effect adjustment due to adoption of new standard (Note 13)	—	—	—	—	—	2	(2)	—	—	—
Stock-based compensation expenses (Note 9)	—	—	4,324,308	—	1,154	—	—	1,154	—	1,154
Cancellation of shares (Note 9)	—	—	(1,500)	—	—	—	—	—	—	—

Balance March 31, 2018 (unaudited)	46,302	$—	124,709,280	$12	$683,259	$(206,876)	$—	$476,395	$100,687	$577,082

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of March 31, 2018, Navios Holdings owned 63.8% of Navios Logistics.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters.

As of March 31, 2018, Navios Holdings owned a 20.2% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25,000 of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. As of March 31, 2018, Navios Acquisition has repurchased 5,166,544 shares of common stock.

Following these repurchases and as of March 31, 2018, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 44.4% and its economic interest was 47.7%.

Navios Midstream

Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts.

As of March 31, 2018, Navios Holdings owned no direct equity interest in Navios Midstream.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and have economic interests of 47.5%, 47.5% and 5.0%, respectively. Navios Europe I is engaged in the marine transportation industry through the ownership of five tanker and five container vessels. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and have economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulk and seven container vessels.

Navios Containers

Navios Maritime Containers Inc. (“Navios Containers”) is a growth vehicle dedicated to the container sector of the maritime industry. On June 8, 2017, Navios Containers completed a private placement in which Navios Holdings invested $5,000. Navios Containers registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. As of March 31, 2018, Navios Holdings owned 3.1% of Navios Containers’ common stock and warrants representing 1.7% of the equity of Navios Containers.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Holdings’ consolidated balance sheets, statements of comprehensive (loss)/income, statements of cash flows and statements of changes in equity for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ Annual Report for the year ended December 31, 2017 filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

Change in accounting principles:

ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash

The Company historically presented changes in restricted cash and cash equivalents depending on the nature of the cash flow within the consolidated statement of cash flows. During the first quarter of 2018, the Company adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that restricted cash and cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. The recognition and measurement guidance for restricted cash is not affected. The Company applied this guidance retrospectively to all prior periods presented in the Company’s financial statements.

The effect of the retrospective application of this change in accounting principle on the Company’s statement of cash flows for the three months ended March 31, 2017 resulted in a decrease of cash provided by operating activities in the amount of $2,907 and a decrease of cash used in financing activities in the amount of $1,976 with a corresponding increase in cash and cash equivalents and restricted cash of $931.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the condensed consolidated balance sheet:

	Three Month Period Ended March 31, 2018	Three Month Period Ended March 31, 2017
Reconciliation of cash, cash equivalents and restricted cash:
Current assets:
Cash and cash equivalents	120,065	133,736
Restricted cash	1,788	4,454

Total cash and cash equivalents and restricted cash	$121,853	$138,190

ASC 606, Revenue from Contracts with Customers (ASC 606)

On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers (ASC 606). The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company’s contract revenues from time chartering continue to be governed by ASC 840 Leases. Upon adoption of ASC 606, the timing and recognition of earnings from time charter contracts to which the Company is party did not change from previous practice.

(b)	Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics, which is 63.8% owned.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of shares qualifies as a sale of shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of March 31, 2018 was 20.2%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of March 31, 2018 was 47.7%); (iii) Acropolis Chartering and Shipping Inc. (“Acropolis”) (economic interest as of March 31, 2018 was 35.0%), (iv) Navios Europe I and its subsidiaries (economic interest as of March 31, 2018 was 47.5%); (v) Navios Europe II and its subsidiaries (economic interest as of March 31, 2018 was 47.5%); and (vi) Navios Containers and its subsidiaries (economic interest as of March 31, 2018 was 3.1%).

(c)	Revenue Recognition:

Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. The Company generates revenue from transportation of cargo, time charter of vessels, port terminal operations, bareboat charters, contracts of affreightment/voyage contracts, demurrages and contracts covering dry or liquid port terminal operations.

Voyage revenues for the transportation of cargo were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel arrives at the loading port, as applicable under the contract, and was deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Revenue from contracts of affreightment (“COA”)/voyage contracts relating to our barges were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence upon the barge’s arrival at the loading port, as applicable under the contract, and was deemed to end upon the completion of discharge under the current voyage. The percentage of transit time was based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date was determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity was recognized ratably over the period of the contracts.

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

Upon adoption of ASC 606, the Company will recognize revenue ratably from the vessel’s/barge’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. The adoption of this standard had no material effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of operations.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Revenues earned under contracts of affreightment (“COA”)/voyage contracts within the Dry Bulk Vessel Operations, amounted to $8,619 and $9,659 for the three month periods ended March 31, 2018 and 2017, respectively. Revenues earned under contracts of affreightment (“COA”)/voyage contracts within the Logistics business, amounted to $8,929 and $10,306 for the three month periods ended March 31, 2018 and 2017, respectively.

Revenues from time chartering and bareboat chartering of vessels and barges are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel or barge at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenues from time chartering of vessels in the Dry Bulk Vessel Operations amounted to $55,734 and $37,295 for the three month periods ended March 31, 2018 and 2017, respectively. Revenues from time chartering and bareboat chartering of vessels and barges in the Logistics business amounted to $18,546 and $17,907 for the three month periods ended March 31, 2018 and 2017, respectively.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized in the period in which the variability is resolved. The allocation of such net revenue may be subject to future adjustments by the pool, however, such changes are not expected to be material. Revenue for vessels operating in pooling arrangements in the Dry Bulk Vessel Operations amounted to $0 and $4,341 for the three month periods ended March 31, 2018 and 2017, respectively.

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) or the Baltic Dry Index over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement. Profit sharing revenues from the Dry Bulk Vessel Operations for the three month periods ended March 31, 2018 and 2017 amounted to $133 and $145, respectively.

Revenues from dry port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos or the stockpiles for temporary storage and then loading the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Revenue arising from contracts that provide our customers with continuous access to port terminal storage and transshipment capacity is recognized ratably over the period of the contracts. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading as the performance obligation is met evenly over the loading period. Storage fees are assessed and recognized at the point when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel. Revenue from port terminal operations of the Logistics business amounted to $14,390 and $5,714 for the three month periods ended March 31, 2018 and 2017, respectively. Revenues from storage fees (dry port) of the Logistics business amounted to $267 and $370 for the three month periods ended March 31, 2018 and 2017, respectively. Dockage revenues from the Logistics business in the dry port terminal operations amounted to $607 and $656 for the three months period ended March 31, 2018 and 2017, respectively.

Revenues from liquid port terminal consist mainly of sales of petroleum products in the Paraguayan market and revenues from liquid port operations. Revenues from liquid port terminal operations consist of an agreed flat fee per cubic meter or a fixed rate over a specific period to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then loading the trucks. Revenues that consist of an agreed flat fee per cubic meter are recognized upon completion of loading the trucks. Revenues from liquid port terminal operations that consist of a fixed rate over a specific period are recognized ratably over the storage period as the performance obligation is met evenly over time, ending when the product is loaded onto the trucks. Revenues from sale of products by the Logistics business amounted to $8,425 and $8,012 for the three month periods ended March 31, 2018 and 2017, respectively. Revenues from liquid port terminal operations from the Logistics business amounted to $998 and $735 for the three month periods ended March 31, 2018 and 2017, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Additionally, revenues consist of an agreed flat fee per cubic meter to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then loading the trucks. Revenues are recognized upon completion of loading the trucks. Additionally, fees are charged for storage time in excess of contractually specified terms. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the trucks.

Recovery of lost revenue under credit default insurance for charterers is accounted for as gain contingency and is recognized when all contingencies are resolved. The amount of recovery of lost revenue is recorded within the caption “Revenue” and any amount recovered in excess of the lost revenue is recorded within the caption “Other income”.

Expenses related to our revenue-generating contracts are recognized as incurred.

Administrative fee revenue from affiliates: Administrative fee revenue from affiliates consists of fees earned on the provision of administrative services pursuant to administrative services agreements with our affiliates (Refer to Note 8). Administrative services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other general and administrative services. These revenues are recognized as the services are provided to affiliates.

The general and administrative expenses incurred on behalf of affiliates are determined based on a combination of actual expenses incurred on behalf of the affiliates as well as a reasonable allocation of expenses that are not affiliate specific but incurred on behalf of all affiliates.

Forward Freight Agreements (“FFAs”): Realized gains or losses from FFAs are recognized monthly concurrent with cash settlements. In addition, FFAs are “marked-to-market” quarterly to determine the fair values which generate unrealized gains or losses. The Company has not entered into FFA trades for any of the periods presented.

Deferred Income and Cash Received In Advance: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

(d)	Recent Accounting Pronouncements:

In January 2017, FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)”. This update addresses concerns expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendments are effective for public business entities that are SEC filers for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)”. The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our consolidated financial statements was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets (right of use asset) and liabilities (lease liabilities) on the balance sheet for both types of leases, capital (or finance) leases and operating leases, with terms greater than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted.

This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606.

In January 2018, the FASB issued a proposed amendment to ASC 842, Leases, that would provide an entity the optional transition method to initially account for the impact of the adoption with a cumulative adjustment to accumulated deficit on the effective date of the ASU, January 1, 2019 rather than January 1, 2017, which would eliminate the need to restate amounts presented prior to January 1, 2019. In addition, this proposed amendment, lessors can elect, as a practical expedient, not to allocate the total consideration to lease and non-lease components based on their relative standalone selling prices. If adopted, this practical expedient will allow lessors to elect a combined single lease component presentation if (i) the timing and pattern of the revenue recognition of the combined single lease component is the same, and (ii) the related lease component and, the combined single lease component would be classified as an operating lease.

ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases.

The Company plans to adopt the standard on January 1, 2019 and expects to elect the use of practical expedients. If the proposed amendment to ASC 842 is adopted, the Company would elect the transition method for adoption as described above. Based on a preliminary assessment, the Company expects the adoption of this guidance to have a material impact on its assets and liabilities due to its charter-in contracts and the recognition of right-of-use assets and lease liabilities on its consolidated balance sheets although adoption is not expected to significantly change the recognition, measurement or presentation of lease expenses within the statements of comprehensive (loss)/income or cash flows.

With regards to the Company’s charter-out contracts, the Company is not expecting that the adoption will have a material effect on its consolidated financial statements since the Company is a lessor for these charter-out contracts and the changes are fairly minor. If the proposed practical expedient mentioned above is adopted and elected, good and services embedded in the charter-out contract that qualify as non-lease components will be combined under a single lease component presentation. However, without the proposed practical expedient, the Company expects that it will continue to recognize the lease revenue component using an approach that is substantially equivalent to existing guidance. The components of the charter hire that are categorized as lease components will generally be a fixed rate per day with revenue recognized straight line over the lease contract. Other goods and services that are categorized as non-lease components will be recognized at either a point in time or over time based on the pattern of transfer of the underlying goods or services to our charterers.

The Company is continuing its assessment of other miscellaneous leases, which have lease terms greater than 12 months and the Company is the lessee and may identify additional impacts this guidance will have on the consolidated financial statements and disclosures.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, Port Terminals and Other Fixed Assets, net	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$2,553,047	$(743,822)	$1,809,225
Additions	2,491	(24,690)	(22,199)
Impairment losses	(24,302)	18,068	(6,234)
Vessel disposals	(7,682)	—	(7,682)
Other disposals	(156)	137	(19)
Write offs	(34)	—	(34)
Vessel acquisition	10,255	(53)	10,202
Transfers from deposits for vessels, port terminal and other fixed assets, net	32,032	—	32,032

Balance March 31, 2018	$2,565,651	$(750,360)	$1,815,291

Deposits for Vessels, Port Terminal and Other Fixed Assets Acquisitions

During the first quarter of 2018, three new pushboats were delivered to Navios Logistics. As of March 31, 2018, a total of $32,032 had been transferred to “Vessels, port terminals and other fixed assets, net” in the consolidated balance sheets of which capitalized interest amounted to $3,874. As of December 31, 2017, Navios Logistics had paid $30,708 for the construction of the three new pushboats.

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of $15,275 (€12,400). As of March 31, 2018 and December 31, 2017, Navios Logistics had paid $7,474 and $6,141, respectively (including supervision cost). Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the construction of this tanker amounted to $326 and $205 as of March 31, 2018 and December 31, 2017, respectively. The vessel is expected to be delivered in the second quarter of 2018. Navios Logistics has secured a credit from the shipbuilder to finance up to 50% of the purchase price, with a maximum amount of $7,638 (€6,200).

Impairment losses

In March 2018, Navios Holdings completed the sale to an unrelated third party the Navios Herakles, a 2001 built, 52,061 dwt vessel, for a total net sale price of $7,682 paid in cash. The impairment loss due to the sale amounted to $6,715 (including $481 remaining carrying balance of dry dock and special survey costs).

Vessel acquisitions

In February 2018, Navios Holdings acquired from an unrelated third party, a previously chartered-in vessel, Navios Equator Prosper, a 2000 built, 171,191 dwt vessel, for a total acquisition cost of $10,255 which was paid in cash.

Navios Logistics

On September 4, 2017, Navios Logistics signed an agreement for the construction of covers for dry barges for a total consideration of $1,115. As of March 31, 2018, Navios Logistics had paid the whole amount (as of December 31, 2017: $629).

In February 2017, two fully depreciated self-propelled barges of Navios Logistics’ fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. Sale prices for the barges will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option at no cost at the end of the lease period.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets	March 31, 2018	December 31, 2017
Acquisition cost (*)	$190,212	$200,610
Accumulated amortization	(75,113)	(73,790)
Write offs	—	(10,398)

Total Intangible assets net book value	$115,099	$116,422

(*)	As of both March 31, 2018 and December 31, 2017, intangible assets associated with the favorable lease terms included an amount of $1,150 related to purchase options for the vessels.

Amortization expense, net for the three month periods ended March 31, 2018 and 2017 amounted to $1,323 and $1,720, respectively.

The remaining aggregate amortization of acquired intangibles as of March 31, 2018 will be as follows:

Period
Year One	$5,581
Year Two	5,588
Year Three	5,581
Year Four	5,581
Year Five	5,581
Thereafter	86,037

Total	$113,949

NOTE 5: BORROWINGS

Borrowings, as of March 31, 2018 and December 31, 2017, consisted of the following:

Facility	March 31, 2018	December 31, 2017
Secured credit facilities	$209,877	$219,856
2022 Senior Secured Notes	305,000	305,000
2022 Notes	650,000	650,000
2022 Logistics Senior Notes	375,000	375,000
Navios Logistics other long-term loans and notes payable	165,434	167,912

Total borrowings	1,705,311	1,717,768

Less: current portion, net	(31,035)	(33,885)
Less: deferred finance costs, net	(33,822)	(35,280)

Total long-term borrowings	$1,640,454	$1,648,603

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Secured Credit Facilities

As of March 31, 2018, the Company had secured credit facilities with various banks with a total outstanding balance of $209,877. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 2.55% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from March 2020 to November 2022. See also the maturity table included below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes (as defined below) and the 2022 Notes (as defined below). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 115% to 135%, (ii) minimum liquidity up to a maximum of $30,000, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been amended for a specific period of time up to a maximum of three quarters (from the current balance sheet date) to include net total debt divided by total assets, as defined in each senior secured credit facility, to a maximum of 90%.

As of March 31, 2018, the Company was in compliance with all of the covenants under each of its credit facilities.

2022 Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305,000 of 11.25% Senior Notes due 2022 (the “2022 Senior Secured Notes”), at a price of 97%.

The 2022 Senior Secured Notes are secured by a first priority lien on the capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios Maritime Partners L.P., Navios GP L.L.C., Navios Maritime Acquisition Corporation, Navios South American Logistics Inc. and Navios Maritime Containers Inc. The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios South American Logistics Inc. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes. The net proceeds of the offering were used to complete a cash tender offer for its outstanding 8.125% Senior Notes due 2019 described below (the “2019 Notes”) and to redeem notes not purchased in the tender offer, including the payment of related fees and expenses and any redemption premium.

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time on or after November 21, 2017 at a fixed price of 108.438%, which price declines ratably until it reaches par in January 2019.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Co-Issuers were in compliance with the covenants as of March 31, 2018.

2019 Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. completed the sale of $350,000 of 2019 Notes. During July, August and October 2016, the Company repurchased $58,906 of its 2019 Notes for a cash consideration of $30,671 resulting in a gain on bond extinguishment of $27,670, net of deferred fees written-off. On November 21, 2017, Co-Issuers completed the sale of the 2022 Senior Secured Notes. The net proceeds of the offering of the 2022 Senior Secured Notes have been used to repay, in full, the outstanding amount of the 2019 Notes.

2022 Notes

On November 29, 2013, Navios Holdings completed the sale of $650,000 of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”).

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co-Issuers”) and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In June 2017, Navios Ionian and Navios Horizon were released from the 2022 Notes and replaced by the Navios Galileo. In March 2018, Navios Herakles was released from the 2022 Notes and replaced by the Navios Equator Prosper. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of March 31, 2018.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) issued $375,000 in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The 2022 Logistics Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegaçăo Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which do not guarantee the 2022 Logistics Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Logistics Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Logistics Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of March 31, 2018, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The 2022 Logistics Co-Issuers were in compliance with the covenants as of March 31, 2018.

Navios Logistics

As of March 31, 2018, Navios Logistics had long-term loans and notes payable with a total outstanding balance of $165,434. The purpose of the facilities was to finance the construction of its dry port terminal, the acquisition of vessels, or for general corporate purposes. The facilities are mainly denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 3.15% to 3.25% per annum. The facilities are repayable in installments and have maturities ranging from September 2021 to November 2024. See also maturity table included below.

Navios Acquisition Loan

On November 3, 2017, the Company prepaid in full the outstanding amount of $55,132 under its secured loan facility of up to $70,000 with Navios Acquisition entered into in September 2016. The prepayment amount consisted of the $50,000 drawn under the facility and $5,132 of accrued interest. Please see also Note 8.

During the three month period ended March 31, 2018, the Company, in relation to its secured credit facilities, paid $12,463 related to scheduled repayment installments.

The annualized weighted average interest rates of the Company’s total borrowings were 7.81% and 6.79% for the three month periods ended March 31, 2018 and 2017, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of March 31, 2018, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Payment due by period
March 31, 2019	$33,125
March 31, 2020	48,013
March 31, 2021	56,151
March 31, 2022	831,635
March 31, 2023	729,798
March 31, 2024 and thereafter	6,588

Total	$1,705,310

NOTE 6: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Due from related parties, long-term: The carrying amount of due from related parties, long-term reported in the balance sheet approximates its fair value.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs. The 2022 Senior Secured Notes, the 2022 Notes, the 2022 Logistics Senior Notes and one Navios Logistics’ loan are fixed rate borrowings and their fair value was determined based on quoted market prices.

Loan receivable from affiliate companies: The carrying amount of the floating rate loan approximates its fair value.

Long-term payable to affiliate companies: The carrying amount of the long-term payable approximates its fair value.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the consolidated balance sheets represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the consolidated statements of comprehensive (loss)/income.

The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2018		December 31, 2017
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$120,065	$120,065	$127,632	$127,632
Restricted cash	$1,788	$1,788	$6,558	$6,558
Investments in available-for-sale-securities	$236	$236	$238	$238
Loan receivable from affiliate companies	$30,831	$30,831	$30,112	$30,112
Senior and ship mortgage notes, net	$(1,303,108)	$(1,182,344)	$(1,301,999)	$(1,181,838)
Long-term debt, including current portion	$(368,381)	$(377,062)	$(380,489)	$(389,332)
Long term payable to affiliate companies	$(92,091)	$(92,091)	$(76,872)	$(76,872)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The following table sets forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of March 31, 2018
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$236	$236	$—	$—

Total	$236	$236	$—	$—

	Fair Value Measurements as of December 31, 2017
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$238	$238	$—	$—

Total	$238	$238	$—	$—

The Company’s assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of March 31, 2018
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Vessels, port terminals and other fixed assets, net (for Navios Herakles)	$7,682	$—	$7,682	$—

Total	$7,682	$—	$7,682	$—

	Fair Value Measurements as of December 31, 2017
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Vessels, port terminals and other fixed assets, net	$16,500	$—	$16,500	$—

Total	$16,500	$—	$16,500	$—

The Company recorded an impairment loss of $32,930 during the year ended December 31, 2017 for one of its vessels, thus reducing vessel’s net book value to $16,500, as at December 31, 2017.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at March 31, 2018
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$120,065	$120,065	$—	$—
Restricted cash	$1,788	$1,788	$—	$—
Loan receivable from affiliate companies(2)	$30,831	$—	$30,831	$—
Senior and ship mortgage notes	$(1,182,344)	$(1,182,344)	$—	$—
Long-term debt, including current portion(1)	$(377,062)	$—	$(377,062)	$—
Long-term payable to affiliate companies(2)	$(92,091)	$—	$(92,091)	$—

	Fair Value Measurements at December 31, 2017
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$127,632	$127,632	$—	$—
Restricted cash	$6,558	$6,558	$—	$—
Loan receivable from affiliate companies(2)	$30,112	$—	$30,112	$—
Senior and ship mortgage notes	$(1,181,838)	$(1,181,838)	$—	$—
Long-term debt, including current portion(1)	$(389,332)	$—	$(389,332)	$—
Long-term payable to affiliate companies(2)	$(76,872)	$—	$(76,872)	$—

(1)	The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loan receivable from/ payable to affiliate companies and long-term receivable from/payable to affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NOTE 7: COMMITMENTS AND CONTINGENCIES

As of March 31, 2018, the Company was contingently liable for letters of guarantee and letters of credit amounting to $600 (December 31, 2017: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In December 2017, the Company agreed to charter-in, under a ten year bareboat contract, from an unrelated third party a newbuilding bulk carrier vessel of about 82,000 dwt, expected to be delivered in the fourth quarter of 2019. The Company has agreed to pay in total $5,410 representing a deposit for the option to acquire the vessel, of which $2,705 was paid during the year ended December 31, 2017. As of March 31, 2018, the total amount of $2,786, including expenses and interest, is presented under the caption “Other long-term assets”.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party two newbuilding bulk carriers of about 82,000 dwt per vessel, expected to be delivered in the fourth quarter of 2019 and the first quarter of 2020 respectively. Navios Holdings has agreed to pay in total $11,140, representing a deposit for the option to acquire these vessels, of which $5,570 was paid during the period ended March 31, 2018. As of March 31, 2018, the total amount of $5,731, including expenses and interest, is presented under the caption “Other long-term assets”.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2019.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

Navios Logistics had a dispute with Vale regarding the termination date of a COA contract, which was under arbitration proceedings in New York. Related to this arbitration, Navios Logistics issued a letter of credit amounting to $2,900 and the total amount was collateralized by a cash deposit, which was presented as restricted cash in the accompanying balance sheets as of December 31, 2016. On February 10, 2017, the arbitration tribunal ruled in favor of Navios Logistics. Vale was ordered to pay Navios Logistics $21,500, compensating for all unpaid invoices, late payment of invoices, and legal fees incurred. An amount of $1,157 was recorded in the consolidated statements of operations under “Other income, net” as part of this compensation during the first quarter of 2017. The full amount was received in March 2017, and the collateralized cash amount of $2,900, was released.

On March 30, 2016, Navios Logisitics received written notice from Vale stating that Vale did not intend to perform the service contract entered into between CNSA and Vale on September 27, 2013, relating to the iron ore port facility in Nueva Palmira, Uruguay. Navios Logistics initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through 2030.

As of March 31, 2018, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges and pushboats were as follows:

	Charter-in Vessels, barges and pushboats in operation	Charter-in vessels to be delivered
March 31, 2019	$119,252	$8,790
March 31, 2020	98,590	18,156
March 31, 2021	78,906	24,033
March 31, 2022	59,891	16,644
March 31, 2023	40,487	16,357
March 31, 2024 and thereafter	67,841	56,060

Total	$464,967	$140,040

As of March 31, 2018, Navios Logistics had obligations related to the construction of a river and estuary tanker (including supervision costs) of $8,050, until the second quarter of 2018.

As of March 31, 2018, Navios Logistics had operating lease obligations relating to chartered-in barges through March 2020.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 8: TRANSACTIONS WITH RELATED PARTIES

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in aggregate €943 (approximately $1,159) and the lease agreements continue to be effective until either party terminates the agreement or until they expire in 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Commissions charged from Acropolis for each of the three month periods ended March 31, 2018 and 2017 were $0. Included in the trade accounts payable at both March 31, 2018 and December 31, 2017 was an amount due to Acropolis of $76.

Vessels charter hire: From 2012, Navios Holdings has entered into charter-in contracts for certain of Navios Partners’ vessels, all of which have been redelivered by April 2016.

In 2015, the Company entered into various charters with Navios Partners for the Navios Gemini, Navios Hyperion, Navios Soleil, Navios Harmony, Navios Orbiter, Navios Fantastiks, Navios Alegria, Navios Pollux and Navios Sun. The terms of these charters were approximately nine to twelve months, at a net daily rate of $7.6, $12.0, $12.0, $12.0, $12.0, $12.5, $12.0, $11.4 and $12.0, respectively plus 50/50 profit sharing based on actual earnings at the end of the period.

In November 2016 the Company entered into a charter with Navios Partners for the Navios Fulvia, a 2010-built Capesize vessel. The term of this charter was approximately three months from November 2016, at a net daily rate of $11.5.

Total charter hire expense for all vessels for the three month periods ended March 31, 2018 and 2017 was $0 and $651, respectively, and was included in the consolidated statements of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014, and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4.0 daily rate per Ultra-Handymax vessel; (ii) $4.1 daily rate per Panamax vessel; (iii) $5.1 daily rate per Capesize vessel; (iv) $6.5 daily rate per container vessel of TEU 6,800; (v) $7.2 daily rate per container vessel of more than TEU 8,000; and (vi) $8.5 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4.1 daily rate per Ultra-Handymax vessel; (ii) $4.2 daily rate per Panamax vessel; (iii) $5.25 daily rate per Capesize vessel; (iv) $6.7 daily rate per container vessel of TEU 6,800; (v) $7.4 daily rate per container vessel of more than TEU 8,000; and (vi) $8.75 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4.2 daily rate per Ultra-Handymax vessel; (ii) $4.3 daily rate per Panamax vessel; (iii) $5.25 daily rate per Capesize vessel; (iv) $6.7 daily rate per container vessel of TEU 6,800; (v) $7.4 daily rate per container vessel of more than TEU 8,000; and (vi) $8.75 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2019. Drydocking expenses will be reimbursed by Navios Partners at cost at occurrence.

Total management fees for the three month periods ended March 31, 2018 and 2017 amounted to $16,691 and $14,343, respectively, and are presented net under the caption “Direct vessel expenses”.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses would be determined in a manner consistent with how the initial fixed fees were determined. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and reduced the daily rate to $9.5 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6.35 per MR2 product tanker and chemical tanker vessel; (ii) $7.15 per LR1 product tanker vessel; and (iii) $9.5 per VLCC through May 2018. In May 2018, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6.5 per MR2 product tanker and chemical tanker vessel; (ii) $7.15 per LR1 product tanker vessel; and (iii) $9.5 per VLCC through May 2020. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Total management fees for the three month periods ended March 31, 2018 and 2017 amounted to $23,399 and $23,418, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended March 31, 2018 and 2017 amounted to $5,223 and $5,217, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9.5 per owned VLCC vessel, effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the three month periods ended March 31, 2018 and 2017 amounted to $5,064 and $5,130, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month period ended March 31, 2018 and 2017 amounted to $5,261 and $5,713, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 7, 2017, as amended in November 2017, and further amended in April 2018, Navios Holdings, provides commercial and technical management services to Navios Containers’ vessels. The term of this agreement is for an initial period of five years with an automatic extension for period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by Navios Holdings is a daily fee of $6.1 per day for up to 5,500 TEU container vessels and $7.4 per day for above 8,000 TEU and up to 10,000 TEU container vessels. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost. Total management fees for the three month period ended March 31, 2018 amounted to $11,639 and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. Navios Partners has submitted one claim under this agreement to the Company. As of March 31, 2018, the fair value of the claim was estimated at $20,000 and was included in “Other long-term liabilities and deferred income” in the consolidated balance sheet. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2015, the Company initially recognized this claim as “Other expense” in the consolidated statement of comprehensive (loss)/income.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2022, pursuant to its existing terms. Total general and administrative fees for the three month periods ended March 31, 2018 and 2017 amounted to $2,250 and $1,946, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2018 and 2017 amounted to $2,248 and $2,250, respectively.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2018 and 2017 amounted to $250 and $250, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2018 and 2017 amounted to $328 and $293, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2018 and 2017 amounted to $369 and $375, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month period ended March 31, 2018 and 2017 amounted to $503 and $435, respectively.

Pursuant to the administrative services agreement dated June 7, 2017, Navios Holdings provides administrative services to Navios Containers. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. Total general and administrative fees attributable to this agreement for the three month period ended March 31, 2018, amounted to $1,307.

Administrative services under these agreements include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, investor relations and other services.

Balance due to/from affiliates (excluding Navios Europe I and Navios Europe II): Balance due to Navios Partners as of March 31, 2018 amounted to $8,944 (December 31, 2017: $8,315), and the Long-term payable to Navios Partners amounted to $25,229 (December 31, 2017: $14,891). Balance due to Navios Acquisition as of March 31, 2018 amounted to $2,612 (December 31, 2017: $2,800), and the Long-term payable to Navios Acquisition amounted to $15,220 (December 31, 2017: $15,236). Balance due to Navios Midstream as of March 31, 2018 amounted to $1,231 (December 31, 2017: $990), and the Long-term payable to Navios Midstream amounted to $2,565 (December 31, 2017: $4,554). Balance due to Navios Containers as of March 31, 2018 amounted to $4,323 (December 31, 2017: $3,334), and the Long-term payable to Navios Containers amounted to $14,614 (December 31, 2017: $7,965).

The balances mainly consisted of management fees, administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements and other amounts payable to affiliates.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Omnibus agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition, Navios Partners and Navios Midstream, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream and their controlled affiliates generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream or any of their controlled affiliates to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of March 31, 2018, Navios Holdings had not exercised any part of that option.

Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of March 31, 2018 and December 31, 2017, the unamortized deferred gain for all vessels and rights sold totaled $9,482 and $9,955, respectively. For the three month periods ended March 31, 2018 and 2017, Navios Holdings recognized $473 and $473, respectively, of the deferred gain in “Equity/(Loss) in net earnings of affiliated companies”.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Participation in offerings of affiliates: Refer to Note 13 for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, and March 23, 2017, March 31, 2017, January 11, 2018 and February 21, 2018 for the purchase up to a total of 1,717,318 general partnership interests.

The Navios Acquisition Credit Facility: On September 19, 2016, Navios Holdings entered into a secured credit facility of up to $70,000 with Navios Acquisition. This credit facility was secured by all of the Company’s’ interest in Navios Acquisition and 78.5% of the Company’s interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. This facility was provided for an arrangement fee of $700. On November 3, 2017, Navios Holdings prepaid in full the outstanding amount under this credit facility with Navios Acquisition and all collateral was released.

Balance due from Navios Europe I: Balance due from Navios Europe I as of March 31, 2018 amounted to $9,882 (December 31, 2017: $7,176) which included the net current receivable amount of $6,457 (December 31, 2017: $4,002) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I (as defined in Note 13) and other expenses and the non-current amount receivable of $3,425 (December 31, 2017: $3,174) related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 13).

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of March 31, 2018, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I is $11,125 (December 31, 2017: $11,125), under the caption “Loan receivable from affiliate companies”. As of March 31, 2018, the amount undrawn under the Revolving Loans I was $0.

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the Navios Revolving Loans I and the Navios Term Loans I (including the respective accrued receivable interest), with a total carrying value of $21,384 for a total consideration of $33,473, comprised of $4,050 in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29,423 (based on Navios Partners’ trading price as of the closing of the transaction). The Company evaluated this transaction in accordance with ASC 860, classifying it as a secured borrowing arrangement. At the date of this transaction, the Company recognized a long-term liability of $33,473, including a premium of $12,089 which will be amortized through “Interest income” over the term of the loans until 2023, and is included within “Long-term payable to affiliate companies”. Navios Holdings may be required from Navios Partners, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then-outstanding balance of the loans. See also Note 13. As of March 31, 2018, the long-term payable to Navios Partners amounted to $34,463, including the unamortized premium of $9,869.

Balance due from Navios Europe II: Balance due from Navios Europe II as of March 31, 2018, amounted to $466 (December 31, 2017: $2,440), which included the net current payable amount of $3,752 (December 31, 2017: $1,310), mainly consisting of management fees and net of accrued interest income earned under the Navios Revolving Loans II (as defined in Note 13) and other expenses and the non-current amount receivable of $4,218 (December 31, 2016: $3,750) related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 13).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of March 31, 2018, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $12,063 (December 31, 2017: $12,063), under the caption “Loan receivable from affiliate companies.” In March 2017, the amount undrawn from the Navios Revolving Loans II increased by $14,000. As of March 31, 2018, the amount undrawn from the Navios Revolving Loans II was $15,003, of which Navios Holdings may be required to fund an amount ranging from $0 to $15,003.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 9: PREFERRED AND COMMON STOCK

Vested, Surrendered and Forfeited

During the three month periods ended March 31, 2018, 3,333 restricted stock units issued to the Company’s employees in 2016, vested.

During the three month periods ended March 31, 2017, 0 restricted stock units issued to the Company’s employees vested.

During the three month periods ended March 31, 2018, 1,500 restricted shares of common stock, were forfeited upon termination of employment.

During the three month periods ended March 31, 2017, 0 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Issuance of Cumulative Perpetual Preferred Stock

The Company’s 2,000,000 American Depositary Shares, Series G and the 4,800,000 American Depositary Shares, Series H are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G and Series H, with a liquidation preference of $2,500 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference. The Company has accounted for these shares as equity.

Series G and Series H American Depositary Shares Exchange Offer

On April 19, 2017, Navios Holdings announced the completion of the offer commenced on March 21, 2017, to exchange newly issued shares of the Company’s common stock for any and all outstanding American Depositary Shares, each representing 1/100th of a share of either Series G or Series H. 360 Series G and 406 Series H shares were validly tendered, representing an aggregate nominal value of approximately $1,843. Navios Holdings paid for tender offer expenses $571, and issued a total of 625,815 shares of common stock with a fair value of $1,127. Following the completion of the offer, the Company cancelled the undeclared preferred dividend of Series G and Series H of $270.

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H. Total undeclared preferred dividends as of March 31, 2018 were $22,242.

On July 15, 2017, the Company reached six quarterly dividend payments in arrears relating to its Series G and Series H and as a result, the respective dividend rate increased by 0.25%.

Issuances to Employees, Officers and Directors

On December 11, 2017, pursuant to the stock plan approved by the Board of Directors, 4,320,975 common stock was granted to Navios Holdings employees, officers and directors and issued on January 16, 2018.

Navios Holdings had outstanding as of March 31, 2018 and December 31, 2017, 124,709,280 and 120,386,472 shares of common stock, respectively, 14,191 Series G, 28,612 Series H and 3,499 shares of convertible preferred stock for both periods.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 10: OTHER EXPENSE, NET

In February 2017, two self-propelled barges of Navios Logistics’ fleet, Formosa and San Lorenzo, were sold for a total of $1,109 to be paid in cash. Sale prices for the barges will be received in installments through 2023. The barges may be transferred at the lessee’s option at no cost at the end of the lease period. Gain on sale of assets of $1,030 was included in the statement of comprehensive (loss)/income within the caption of “Other expense, net”.

During the three month period ended March 31, 2018 and 2017, taxes other-than income taxes of Navios Logistics amounted to $1,641 and $1,897, respectively, and were included in the statements of comprehensive loss within the caption “Other expense, net”.

NOTE 11: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Dry Bulk Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Dry Bulk Vessel Operations consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and pushboats as well as upriver transport facilities in the Hidrovia region.

The Company measures segment performance based on net loss attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Vessel Operations for the Three Month Period Ended March 31, 2018	Logistics Business for the Three Month Period Ended March 31, 2018	Total for the Three Month Period Ended March 31, 2018
Revenue	$64,614	$52,268	$116,882
Administrative fee revenue from affiliates	7,005	—	7,005
Interest expense and finance cost, net	(22,565)	(9,245)	(31,810)
Depreciation and amortization	(18,838)	(7,228)	(26,066)
Equity in net loss of affiliated companies	(6,464)	—	(6,464)
Net loss attributable to Navios Holdings common stockholders	(40,188)	(669)	(40,857)
Total assets	1,916,967	684,033	2,601,000
Goodwill	56,240	104,096	160,336
Capital expenditures	(10,920)	(3,769)	(14,689)
Investment in affiliates	180,575	—	180,575
Cash and cash equivalents	38,015	82,050	120,065
Restricted cash	1,788	—	1,788
Long-term debt, net (including current and noncurrent portion)	$1,140,652	$530,837	$1,671,489

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel Operations for the Three Month Period Ended March 31, 2017	Logistics Business for the Three Month Period Ended March 31, 2017	Total for the Three Month Period Ended March 31, 2017
Revenue	$51,545	$43,801	$95,346
Administrative fee revenue from affiliates	5,298	—	5,298
Interest expense and finance cost, net	(21,641)	(5,781)	(27,422)
Depreciation and amortization	(19,533)	(6,090)	(25,623)
Equity in net earnings of affiliated companies	5,082	—	5,082
Net loss attributable to Navios Holdings common stockholders	(46,800)	(1,919)	(48,719)
Total assets	2,073,841	671,703	2,745,544
Goodwill	56,240	104,096	160,336
Capital expenditures	(37)	(16,055)	(16,092)
Investment in affiliates	192,420	—	192,420
Cash and cash equivalents	64,006	69,730	133,736
Restricted cash	4,454	—	4,454
Long-term debt, net (including current and noncurrent portion)	$1,216,730	$427,873	$1,644,603

NOTE 12: LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss attributable to Navios Holdings common stockholders by the weighted average number of shares of Navios Holdings outstanding during the periods presented. Net (loss)/income attributable to Navios Holdings common stockholders is calculated by adding to (if a discount) or deducting from (if a premium) net (loss)/ income attributable to Navios Holdings common stockholders the difference between the fair value of the consideration paid upon redemption and the carrying value of the preferred stock, including the unamortized issuance costs of the preferred stock, and the amount of any undeclared dividend cancelled.

For the three month period ended March 31, 2018, 2,799,163 potential common shares and 3,499,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the three month period ended March 31, 2017, 5,667,735 potential common shares and 5,935,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Three Month Period Ended March 31, 2018	Three Month Period Ended March 31, 2017
Numerator:
Net loss attributable to Navios Holdings common stockholders	$(40,857)	$(48,719)
Less:
Declared and undeclared dividend on preferred stock and on unvested restricted shares	(2,549)	(2,644)

Loss available to Navios Holdings common stockholders, basic and diluted	$(43,406)	$(51,363)

Denominator:
Denominator for basic and diluted net loss per share attributable to Navios Holdings common stockholders — adjusted weighted shares	122,975,604	115,168,874

Basic and diluted net loss per share attributable to Navios Holdings common stockholders	$(0.35)	$(0.45)

NOTE 13: INVESTMENT IN AFFILIATES AND AVAILABLE-FOR-SALE SECURITIES

Navios Partners

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest.

On March 17, 2017, Navios Holdings transferred to Navios Partners its participation in the Navios Revolving Loans I and the Navios Term Loans I, both as defined herein, and relating to Navios Europe I. Concurrently, Navios Holdings acquired 266,876 common units in Navios Partners in order to maintain its 2.0% general partner interest for a cash consideration of $468. See also Note 8.

On March 20, 2017, Navios Partners announced that it has closed an offering of 47,795,000 common units. Navios Holdings acquired 975,408 common units in Navios Partners in order to maintain its 2.0% general partner interest for a cash consideration of $2,048.

During the first quarter of 2017, Navios Partners also issued 2,040,000 of common units to certain Navios Partners’ directors and/or officers, and 1,200,442 common units pursuant to Navios Partners’ Continuous Offering Program Sales Agreement. Concurrently, Navios Holdings acquired 66,131 common units in Navios Partners in order to maintain its 2.0% general partner interest for a cash consideration of $110.

During the first quarter of 2018, Navios Partners also issued 1,370,044 of common units to Navios Partners’ directors and/or officers. Concurrently, Navios Holdings acquired 27,960 common units in Navios Partners in order to maintain its 2.0% general partner interest for a cash consideration of $64.

On February 21, 2018, Navios Partners closed an offering of 18,422,000 common units which includes the sale of $5,000 of common units to Navios Holdings. In addition, Navios Holdings paid $714 to retain its 2.0% general partnership interest.

As of March 31, 2018, Navios Holdings held a total of 31,053,233 common units and 3,420,203 general partners units, representing a 20.2% interest in Navios Partners, including the 2.0% general partner interest, and the entire investment in Navios Partners is accounted for under the equity method.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of March 31, 2018 and December 31, 2017, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $95,297 and $98,608, respectively and is amortized through “Equity/(loss) in net earnings of affiliated companies” over the remaining life of Navios Partners’ tangible and intangible assets.

Total equity method income and amortization of deferred gain of $3,806 and $907 were recognized in “Equity/(loss) in net earnings of affiliated companies” for the three month periods ended March 31, 2018 and 2017, respectively.

As of March 31, 2018 and December 31, 2017, the carrying amount of the investment in Navios Partners was $75,884 and $66,773, respectively.

Dividends received during both the three month periods ended March 31, 2018 and 2017 were $0.

As of March 31, 2018, the market value of the investment in Navios Partners was $62,052.

Acropolis

Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of March 31, 2018 and December 31, 2017, the carrying amount of the investment was $258 and $228, respectively. During the three month periods ended March 31, 2018 and 2017, the Company received dividends of $0 and $55, respectively.

Navios Acquisition

As of March 31, 2018 and December 31, 2017, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $112,786 and $113,597, respectively and is amortized through “Equity/(loss) in net earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

Total equity method (loss)/ income of $(10,871) and $3,932 were recognized in “Equity/(loss) in net earnings of affiliated companies” for the three month periods ended March 31, 2018 and 2017, respectively.

As of March 31, 2018 and December 31, 2017, the carrying amount of the investment in Navios Acquisition was $87,260 and $99,590, respectively.

Dividends received for each of the three month periods ended March 31, 2018 and 2017 were $1,460 and $3,649.

As of March 31, 2018, the market value of the investment in Navios Acquisition was $61,301.

Navios Europe I

On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). The Navios Term Loans I will be repaid from the future sale of vessels owned by Navios Europe I.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I) according to a defined waterfall calculation.

Navios Holdings evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a VIE and that it is not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I.

Navios Holdings further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

The initial amount provided for in Navios Europe I of $4,750 at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $6,763. This difference is amortized through “Equity/(loss) in net earnings of affiliated companies” over the remaining life of Navios Europe I. As of March 31, 2018 and December 31, 2017, the unamortized basis difference of Navios Europe I was $3,865, and $4,034, respectively.

As of March 31, 2018 and December 31, 2017, the estimated maximum potential loss by Navios Holdings in Navios Europe I would have been $24,594 and $23,838, respectively, which represents the Company’s carrying value of its investment and balance of Navios Term Loans I of $8,175 and $7,924, respectively, including accrued interest, plus the Company’s balance of the Navios Revolving Loans I of $16,419 and $15,914, respectively, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

Income of $0 and $175 was recognized in “Equity/(loss) in net earnings of affiliated companies” for the three month periods ended March 31, 2018 and 2017, respectively.

As of March 31, 2018 and December 31, 2017, the carrying amount of the investment in Navios Europe I and balance of Navios Term Loans I was $4,750 for both periods.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of a senior loan facility (the “Senior Loans II”) and loans aggregating to $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”). In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). The Navios Term Loans II will be repaid from the future sale of vessels owned by Navios Europe II. In March 2017, the amount of the Navios Revolving Loans II increased by $14,000.

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans II) according to a defined waterfall calculation.

Navios Holdings evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a VIE and that it is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II.

Navios Holdings further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The initial amount provided for in Navios Europe II of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference is amortized through “Equity/(loss) in net earnings of affiliated companies” over the remaining life of Navios Europe II. As of March 31, 2018 and December 31, 2017, the unamortized basis difference of Navios Europe II was $6,776 and $7,011, respectively.

As of March 31, 2018 and December 31, 2017, the estimated maximum potential loss by Navios Holdings in Navios Europe II would have been $22,931 and $22,463, respectively, which represents the Company’s carrying value of its investment and balance of Navios Term Loans II of $10,868 and $10,400, respectively, plus the Company’s balance of the Navios Revolving Loans II of $12,063 and $12,063, respectively, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

Income of $468 and $32 was recognized in “Equity/(loss) in net earnings of affiliated companies” for the three month period ended March 31, 2018 and 2017, respectively.

As of March 31, 2018 and December 31, 2017, the carrying amount of the investment in Navios Europe II and balance of Navios Term Loans II was $6,650 and $6,650, respectively.

Navios Containers

On June 8, 2017, Navios Containers closed a private placement of 10,057,645 shares of its common stock at a subscription price of $5.00 per share resulting in gross proceeds of $50,288. Navios Holdings invested $5,000, and Navios Partners invested $30,000 in Navios Containers. Each of Navios Holdings and Navios Partners also received warrants for the purchase of an additional 1.7% and 6.8%, respectively, of the equity of Navios Containers. The warrants can be exercised for shares of common stock of Navios Containers at the holder’s option at an exercise price of $5.00 per share. The warrants have a five year-term, which may be reduced to an earlier expiration date in the event of conversion of Navios Containers into a limited partnership.

On March 13, 2018, Navios Containers closed an additional private placement in which Navios Holdings invested $500.

As of March 31, 2018, and following Navios Containers’ private placements in August and November 2017 and March 2018, Navios Holdings owned 3.1% in Navios Containers and warrants for the purchase of an additional 1.7% of the equity of Navios Containers.

Navios Holdings evaluated its investment in the common stock of Navios Containers under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Containers and, therefore, its investment in Navios Containers is accounted for under the equity method.

Total equity method income of $102 was recognized in “Equity/(loss) in net earnings of affiliated companies” for the three month period ended March 31, 2018.

As of March 31, 2018 and December 31, 2017, the carrying amount of the investment in Navios Containers was $5,763 and $5,161, respectively.

As of March 31, 2018, the market value of the investment in Navios Containers was $6,329.

Following the results of the significant tests performed by the Company, it was concluded that one affiliate met the significant threshold requiring summarized financial information to be presented.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Summarized financial information of the affiliated companies is presented below:

	March 31, 2018	December 31, 2017
	Navios Acquisition	Navios Acquisition
Balance Sheet
Cash and cash equivalents, including restricted cash	$81,135	$86,458
Current assets	116,885	119,733
Non-current assets	1,385,982	1,453,048
Current liabilities	67,045	74,618
Long- term debt including current portion, net	1,029,950	1,065,369
Non-current liabilities	1,004,762	1,035,688

	March 31, 2018	March 31, 2017
	Navios Acquisition	Navios Acquisition
Income Statement
Revenue	$46,150	$64,482
Net (loss)/ income	$(24,466)	$5,615

Available-for-sale securities (“AFS Securities”)

During the year ended December 31, 2017, the Company received shares of Pan Ocean Co. Ltd (“STX”) as partial compensation for the claims filed under the Korean court for all unpaid amounts in respect of the employment of the Company’s vessels. The shares were recorded at fair value upon their issuance and subsequent changes in market value are recognized within accumulated other comprehensive income/(loss) or since January 1, 2018 within consolidated statement of comprehensive (loss)/income.

The shares received from STX were accounted for under the guidance for AFS Securities. The Company has no other types of AFS securities. On January 1, 2018, the Company adopted ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities”.

As of March 31, 2018 and December 31, 2017, the carrying amount of the available-for-sale securities related to STX was $236 and $238, respectively and was recorded under “Other long-term assets” in the consolidated balance sheet.

As of December 31, 2017, the unrealized holding losses related to these AFS Securities included in “Accumulated Other Comprehensive Loss” were $2. During the three month period ended March 31, 2018, the unrealized holding losses related to these AFS Securities included in “Other expense, net” was $1.

NOTE 14: SUBSEQUENT EVENTS

a)	In April 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party one newbuilding bulk carrier of about 81,000 dwt, expected to be delivered in the fourth quarter of 2019. Navios Holdings has agreed to pay in total $5,590, representing a deposit for the option to acquire this vessel, of which $2,795 was paid upon signing of the contract.

b)	In May 2018, Navios Holdings agreed to sell to an unrelated third party the Navios Achilles, a 2001 built, 52,063 dwt vessel, for a total net price of $8,085 to be paid in cash, with delivery expected in June 2018. The impairment loss due to the sale is expected to be approximately $6,685.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date:	May 29, 2018